FOR THE YEAR ENDED DECEMBER 31, 2009 MARCH 8, 2010

annual information form

TABLE OF CONTENTS

Introduction	01
Corporate Structure	01
General Development of the Business	02
Strategy	02
Activities and Events	02
Description of the Business	04
General	04
North America	05
UK	07
Scandinavia	08
Southeast Asia	09
Other	11
Exploration	12
Productive Wells	15
Acreage	16
Production	17
Drilling Activity	20
Reserves Information	24
Other Oil and Gas Information	27
Additional Information	41
Competitive Conditions	41
Corporate Responsibility and Environmental Protection	41
Employees	42
Description of Capital Structure	43
Market for the Securities of the Company	45
Dividends	45
Directors and Officers	46
Audit Committee Information	51
Legal Proceedings	51
Risk Factors	52
Transfer Agents and Registrars	57
Interests of Experts	57
Forward-Looking Information	57
Note Regarding Reserves Data and Other Oil and Gas Information	59
Exchange Rate Information	60
Abbreviations	60
Additional Information	61
Schedule A – Report on Reserves Data by Talisman's Internal Qualified Reserves Evaluator	62
Schedule B – Report of Management and Directors on Oil and Gas Disclosure	63
Schedule C – Audit Committee Information	65

INTRODUCTION

This document is the Annual Information Form of Talisman Energy Inc. for the year ended December 31, 2009. Talisman is a global, diversified, upstream oil and gas company headquartered in Canada whose main business activities include exploration, development, production, transportation and marketing of crude oil, natural gas and natural gas liquids. Talisman's three main operating areas are North America, the North Sea and Southeast Asia. Talisman also has a portfolio of international exploration opportunities. Talisman is listed on both the Toronto and New York stock exchanges under the symbol "TLM".

Unless the context indicates otherwise, references in this Annual Information Form to "Talisman" or the "Company" include, for reporting purposes only, the direct or indirect subsidiaries of Talisman Energy Inc. and partnership interests held by Talisman Energy Inc. and its subsidiaries. Such use of "Talisman" or the "Company" to refer to these other legal entities and partnership interests does not constitute a waiver by Talisman Energy Inc. or such entities or partnerships of their separate legal status, for any purpose.

Information related to the presentation of reserves data and other oil and gas information, as well as applicable exchange rates and abbreviations, is located at the end of this Annual Information Form.

Readers are directed to the "Forward-Looking Information" section contained in this Annual Information Form.

CORPORATE STRUCTURE

Talisman Energy Inc. is incorporated under the Canada Business Corporations Act. The Company's registered and head office is located at Suite 2000, 888-3rd Street SW, Calgary, Alberta, T2P 5C5.

The following table lists the material operating subsidiaries owned directly or indirectly by Talisman, their jurisdictions of incorporation and the percentage of voting securities beneficially owned, controlled or directed by Talisman as at December 31, 2009.

Name of Subsidiary	Jurisdiction of Incorporation/Formation	Percentage of Voting Securities Owned [1]

Talisman Energy Canada [2]	Alberta	100%

Talisman Energy Norge AS	Norway	100%

Talisman Energy (UK) Limited	England and Wales	100%

Transworld Petroleum (UK) Limited	England and Wales	100%

Talisman North Sea Limited	England and Wales	100%

Talisman (Corridor) Ltd	Barbados	100%

Talisman Malaysia Limited	Barbados	100%

Talisman Energy USA Inc. [3]	Delaware	100%

Talisman Energy Investments Norge AS [4]	Norway	100%

Talisman Energy Alpha Limited	England and Wales	100%

Notes:

1.
With the exception of Talisman Energy (UK) Limited, none of the above subsidiaries have any non-voting securities outstanding. All of the non-voting securities of Talisman Energy (UK) Limited are directly held by Talisman Energy Inc.

2.
Talisman Energy Canada is an Alberta general partnership which currently carries on substantially all of Talisman's conventional Canadian oil and gas operations.

3.
Talisman Energy USA Inc. was formerly named Fortuna Energy Inc.

4.
Talisman Energy Investments Norge AS was formerly named Talisman Production Norge AS.

The above table does not include all of the subsidiaries of Talisman. The assets, sales and operating revenues of unnamed operating subsidiaries individually did not exceed 10% and, in the aggregate, did not exceed 20% of the total consolidated assets or total consolidated sales and operating revenues, respectively, of Talisman, as at and for the year ended December 31, 2009.

TALISMAN ENERGY ANNUAL INFORMATION FORM 1

GENERAL DEVELOPMENT OF THE BUSINESS

Strategy

Talisman's main objective is safe, profitable growth.

The three main elements of Talisman's business strategy are:

1.
Establish long-term profitable growth

  Management believes that shale gas development in North America will be the main near-term growth engine for the Company, augmented by activities in Southeast Asia.

2.
Reposition the international exploration portfolio for renewal

  Talisman's international exploration portfolio is directed toward high impact prospects which, if successful, will support the ongoing renewal of the Company.

3.
Focus the portfolio to generate cash for reinvestment

  The Company will maximize the value of existing assets through efficient operations, in order to generate cash for growth opportunities elsewhere in the portfolio. Non-strategic mature assets will be sold to both focus the portfolio and generate cash to accelerate the strategy.

Talisman also views safe operations as its top priority and has set the objective of being a top quartile performer in this area. For additional information on Talisman's commitment to safety, communities and the environment, please see the Company's Corporate Responsibility Report available on the Company's corporate website at www.talisman-energy.com.

Activities and Events

During the past three years, Talisman has developed its business through a combination of exploration, development, and acquisitions and dispositions as described below.

North America

In 2007, Talisman sold non-core assets in Canada which collectively were producing approximately 114 mmcf/d (19 mboe/d) and to which Talisman attributed proved reserves of 222 bcfe (37 mmboe) as at December 31, 2006.

Talisman also completed the sale of its indirect 1.25% interest in Syncrude Canada to Canadian Oil Sands Limited in 2007.

In March 2008, Talisman acquired RSX Energy Inc., a publicly traded company whose principal natural gas assets were located in the Outer Foothills and Peace River Arch areas of northern Alberta.

In June 2008, Talisman sold 100% of its non-strategic operations in the Lac La Biche area of Alberta. The assets related to these operations were producing approximately 29 mmcfe/d (5 mboe/d) and had proved reserves of 67 bcfe (11 mmboe) attributable to them as at December 31, 2007.

Talisman sold its interest in Lease 10 of the Athabasca oil sands in July 2008. These lands did not have any associated production or reserves.

Throughout 2008, Talisman acquired approximately 320,000 net acres of land prospective for shale gas through a combination of Crown purchases and acquisitions from other companies. The land acquired includes acreage in the Montney play in northeastern British Columbia and the Marcellus play in New York and Pennsylvania.

In June 2009, Talisman sold its Cutbank Complex midstream assets in west central Alberta.

Also in June 2009, Talisman sold non-core Saskatchewan assets, which were producing approximately 8.5 mboe/d of net production and to which Talisman attributed proved reserves of 22 mmboe as at December 31, 2008.

In November 2009, Talisman sold non-core oil and gas producing assets in the Southern Alberta Foothills, which were producing approximately 5 mboe/d of net production and to which Talisman attributed proved reserves of 30 mmboe as at December 31, 2008.

2 TALISMAN ENERGY ANNUAL INFORMATION FORM

In November 2009, Talisman announced that it added 170,000 net acres of Tier 1 shale gas acreage in the Pennsylvania Marcellus and the Montney shale plays. The Company now holds approximately 386,000 net acres of Tier 1 land in these two areas, with the potential for 4,800 net drilling locations. The Company defines "Tier 1" acreage as top quality acreage with an expected breakeven of approximately $4/mcf. The Company also announced it was moving the Pennsylvania Marcellus shale play and parts of the Montney shale play into commercial development.

Also in November 2009, Talisman announced its decision to reorganize its North American business into two main businesses: Shale and Conventional. As a result of this decision, certain lands prospective for shale gas in British Columbia, Alberta and Quebec have been transferred from Talisman Energy Canada to Talisman Energy Inc.

Talisman is evaluating the sale of additional non-core conventional assets in North America in order to provide funds for reinvestment and shift its North American base towards the shale business which, within Talisman's portfolio, generates higher returns. These assets were producing approximately 40,000 boe/d as at December 31, 2009.

UK

In November 2007, Talisman entered into an agreement to sell the Beatrice oilfield licence interest and to lease the Beatrice oilfield infrastructure and Nigg oil terminal. The sale and lease were completed in November 2008. Talisman's production from Beatrice in 2008 averaged approximately 1 mboe/d. Proved reserves attributed to these assets as at December 31, 2007 were 18 mmboe.

On December 31, 2007, Talisman completed the sale of its entire non-operated interests in the UK North Sea Brae assets. Talisman attributed 14 mmboe of proved reserves to the Brae assets as at December 31, 2007.

In January 2009, Talisman disposed of its entire non-operated interests in the Dutch sector of the North Sea. Talisman's production from the fields in 2008 averaged approximately 3 mboe/d and proved reserves attributed to these assets as at December 31, 2008 were approximately 11 mmboe.

Scandinavia

In June 2008, Talisman completed the sale of a subsidiary which held an interest in the Siri field in the Danish sector of the North Sea. Talisman's production from the Siri field in 2007 averaged 2.6 mboe/d. Talisman attributed 2 mmboe of proved reserves to this field as at December 31, 2007.

In January 2009, Talisman announced that it had achieved first production from the Rev field in the Norway sector of the North Sea, which it operates with a 70% interest.

In December 2009, Talisman completed the sale of a 10% interest in the Yme field.

Southeast Asia

On December 31, 2007, Talisman purchased all the shares of CNOOC Wiriagar Overseas Limited (now Talisman Wiriagar Overseas Limited), which owned a 3.06% interest in the Tangguh LNG project in Indonesia.

In July 2008, Talisman announced that it had achieved first gas from the Northern Fields in Block PM-3 CAA/46-Cai-Nuoc in Malaysia/Vietnam. First oil from the Northern Fields commenced in March 2009.

In November 2009, Talisman acquired an additional interest in the Offshore North West Java PSC block in Indonesia, thereby increasing its working interest to 5%.

Talisman and its working interest partners approved the sanctioning of the Kitan development in December 2009 and are awaiting the joint Timor Leste/Australia Authority to approve the project.

In January 2010, Talisman acquired joint operatorship and a 25% interest in the onshore Jambi Merang block in Indonesia.

Other

In May 2009, Talisman divested its interests in Trinidad and Tobago.

In 2009, the Company entered into an agreement to dispose of its remaining interests in Tunisia.

TALISMAN ENERGY ANNUAL INFORMATION FORM 3

Exploration

In March 2007, Talisman successfully bid on a 100% working interest in the deepwater Sageri Block in Indonesia.

In June 2008, Talisman entered into agreements with the Kurdistan Regional Government (KRG) in Iraq for interests in Blocks K44 and K39. Talisman has a 40% non-operated interest in Block K44. It also has a two-year seismic option agreement on Block K39, following which it will have the option to enter into a PSC as operator of the block with a 60% working interest.

In July 2008, Talisman was awarded 100% and 60% working interests in two Joint Study Agreements in the Makassar Strait in Indonesia.

In September 2008, Talisman entered into a farm-in agreement regarding Blocks 133 and 134 offshore Vietnam to gain a 38% working interest in the blocks. The amended licence was approved by the Government of Vietnam in February 2009.

In September 2008, Talisman was awarded a 50% non-operated interest in Block CPE-6 and a 50% operated interest in Block CPE-8 in the Eastern Heavy Oil Bid Round in Colombia. Talisman was awarded a 30% working interest in exploration Block CPO-12 in December 2008 and a 100% working interest in Block CPO-9 in January 2009. Following year-end and subject to governmental approval, Talisman entered into a farm-out agreement with a third party in Block CPO-9 with the Company retaining a 45% working interest.

In 2007, Talisman acquired Occidental Petrolera del Peru, LLC, acquiring a 25% operated interest in Block 64 and a 40% operated interest in Block 103 in Peru. Talisman was awarded a 55% operated interest in Block 134 as a result of the 2007 Peru Bid Round. In April 2009, Talisman was awarded a 55% working interest in Block 158 in Peru.

In June 2009, Talisman entered into a PSC for the K9 Block in the Kurdistan region of northern Iraq with a 55% interest. Talisman has entered into an agreement to acquire an additional 5% interest, subject to government approval.

In August 2009, as part of its gas aggregation strategy in Papua New Guinea, Talisman acquired Rift Oil plc to acquire a 100% working interest in two exploration licences. In September 2009, Talisman entered into a farm-in agreement for two licenses held by New Guinea Energy Limited. Also in September 2009, Talisman acquired a 50% working interest in two licenses from Horizon Oil Limited. In December 2009, Talisman acquired Papua Petroleum Limited giving the Company a 49% working interest in four exploration licences. Subject to regulatory approval, Talisman will have interests in 12 blocks in Papua New Guinea covering in excess of 8 million net acres.

In October 2009, Talisman was awarded a 70% working interest in two offshore Sabah blocks (SB 309 and SB 310) in Malaysia.

In November 2009, Talisman signed a PSC for a 100% interest in the Andaman III exploration block in the North Sumatra Basin of Indonesia.

In November 2009, Talisman was awarded a 100% working interest in a new Joint Study Agreement in the West Papua region of eastern Indonesia.

DESCRIPTION OF THE BUSINESS

General

Talisman is one of the largest Canadian-based independent oil and gas producers. Talisman's main business activities include exploration, development, production, transportation and marketing of crude oil, natural gas and natural gas liquids.

Talisman has a diversified, global portfolio of oil and gas assets. The Company believes this portfolio will provide growth from shale gas development in North America, project developments in Southeast Asia, and its international exploration portfolio. Talisman investigates strategic acquisitions, dispositions and other business opportunities on an ongoing basis, some of which may be material. In connection with any such transaction, the Company may incur debt or issue equity securities.

The Company's activities are conducted in five geographic segments: North America, UK, Scandinavia, Southeast Asia, and Other. The North America segment includes operations in Canada and the United States. The Southeast Asia segment includes exploration and operations in Indonesia, Malaysia, Vietnam and Australia and exploration activities in Papua New Guinea. The Other segment includes operations in Algeria and exploration activities in Peru, Colombia and the Kurdistan region of northern Iraq.

4 TALISMAN ENERGY ANNUAL INFORMATION FORM

Talisman's aggregate production for the year ended December 31, 2009 was 425,000 boe/d (including discontinued operations), comprised of 168,000 boe/d from North America, 89,000 boe/d from the UK, 44,000 boe/d from Scandinavia, 108,000 boe/d from Southeast Asia and 16,000 boe/d from other areas.

In 2010, Talisman plans to spend approximately $5.2 billion on exploration, development and corporate activities, including non-cash lease costs of $300 million. The Company has the flexibility to adjust its capital spending to pursue opportunities and respond to a changing economic outlook.

All information in this Annual Information Form relating to assets owned or held by Talisman is as of December 31, 2009, unless otherwise indicated. All production numbers for 2009 include production from assets which were sold in the year, until the date of completion of the sale.

North America

Talisman's objective in North America is to become a leading, returns-focused shale gas producer. Talisman uses the term "shale" to refer to projects, plays or activities to extract natural gas and natural gas liquids from shale formations, which generally require stimulation techniques. Consistent with the strategic objectives noted in "General Development of the Business – Strategy", management believes that these shale gas plays provide new and longer term growth opportunities for Talisman due to their material size and relatively low risk investment. In 2009, the Company's North American operations concentrated on strategy implementation and, specifically, on developing and piloting projects for its shale gas plays.

In November 2009, Talisman reorganized its North American operations into two distinct businesses, Shale and Conventional, and announced the acceleration of its shale programs in North America. As a result of this decision, certain lands prospective for shale gas in British Columbia, Alberta and Quebec have been transferred from Talisman Energy Canada to Talisman Energy Inc. The new organizational structure has been designed to allow Talisman to effectively operate its new shale gas business model.

Talisman intends to focus its spending in North America on shale gas plays where Talisman has built significant landholdings. As part of its business strategy, Talisman continually investigates options for both strategic divestitures and acquisitions that would increase its focus on building significant shale gas projects. Talisman also continues to review options to cycle capital from its portfolio of conventional assets, including additional sales, depending on market conditions.

Shale

The Company spent approximately $1.4 billion on shale natural gas activities in 2009. The current focus is on piloting and developing the holdings in the Pennsylvania Marcellus, Montney, and Lorraine/Utica shales. Annualized sales production from these shale properties totaled 34 mmcfe/d (5 mboe/d) in 2009. As at December 31, 2009, Talisman held interests in approximately 2 million net acres of land which it considers to be prospective for shale gas.

Highlights of the continued shale gas strategy in 2009 included drilling 95 gross (66 net) pilot and development wells and the acquisition of significant amounts of additional share acreage. In January 2010, the Company announced it would spend $1.6 billion on shale programs, ramping up development in the Pennsylvania Marcellus shale play and parts of the Montney shale play. Over 200 development and pilot wells are planned in 2010.

Marcellus Shale

Talisman's Marcellus shale play, located in New York and Pennsylvania, remains the major area of investment in 2010. The main area of focus will be in Pennsylvania. In November 2009, the Company announced that it added 90,000 Tier 1 acreage in the Marcellus in Pennsylvania. The Company now holds 218,000 Tier 1 net acres with approximately 1,800 net drilling locations.

The Company plans to drill up to 170 net wells in the Pennsylvania Marcellus in 2010, up from 45.5 in 2009. The Company expects to exit 2010 with production between 250-300 mmcf/d, up from 65 mmcf/d at the end of 2009. The majority of the Marcellus wells

TALISMAN ENERGY ANNUAL INFORMATION FORM 5

for 2010 have been permitted, and the Company has secured sufficient egress capacity, water access and disposal for its 2010 plans.

In New York, the state continues to review its environmental assessment procedures and regulations for operations. This is effectively preventing all horizontal drilling activities at this time.

Montney Shale

Talisman's Montney shale play provides Talisman with many opportunities at different states of maturity. In November 2009, Talisman announced that it doubled its Tier 1 landholdings in the Montney shale, adding more than 80,000 net acres. Talisman now holds 168,000 Tier 1 net acres with approximately 3,000 net drilling locations.

Talisman drilled 16 gross (15 net) wells during the year. Talisman intends to move the Farrell Creek and Greater Cypress areas to commercial development in early 2010. The Company plans to drill 25 horizontal development wells and build or expand processing facilities. In addition, Talisman expects to drill 10-15 net pilot wells to continue to delineate the play.

Lorraine/Utica

Talisman's Lorraine/Utica lands are located in the Quebec lowlands along the St. Lawrence River, where the Company now holds a total of 756,000 net acres. In 2009, vertical wells which were drilled to complete the land earning requirements were tested with encouraging results. The Company drilled two horizontal wells in Quebec during 2009 and is currently drilling a third horizontal well. Talisman plans to drill a fourth horizontal well this year and intends to test all four wells in 2010.

Conventional

Talisman's conventional assets in North America are focused in the following areas: tight gas in the Outer Foothills and the Edson/Bigstone/Wild River/WestWhitecourt areas; deep gas in the Foothills of Monkman B.C. and Alberta Foothills; and oil operations in Alberta/Saskatchewan in the Chauvin and Shaunavon fields. Talisman continued to develop its conventional assets throughout 2009 with exploration and development spending of $424 million, resulting in net sales production of 976 mmcfe/d (163 mboe/d). In total, 64 gross (39 net) wells were drilled in 2009.

To reflect the Company's focus on material shale development, Talisman will concentrate its 2010 conventional spending on the projects with the highest expected returns, as well as any existing commitments, maintenance and completion of current projects. Talisman expects that 2010 conventional exploration and development spending of approximately $270 million will focus in the Chauvin, Ojay and Wild River areas. The Company is examining the sale of a number of gas-weighted properties, currently producing an aggregate of 40,000 boe/d. Although management believes these are high quality assets, they cannot effectively compete for capital within Talisman's portfolio.

Infrastructure and Midstream

In 2009, Talisman sold its interests in certain midstream assets in west central Alberta and southwest Saskatchewan. The specific assets sold include the Cutbank and Musreau facilities and connected gas gathering systems and the Freefight/Crane Lake facilities located in southwest Saskatchewan.

Talisman's remaining midstream operations include approximately 700 km of gathering systems in Western Canada including Central Foothills, Erith, Lynx and Palliser, plus three operated gas plants (Edson, Berland West and Boundary Lake). The Company's midstream assets support many areas in the Company's Conventional division, including Alberta Foothills, Bigstone/Wild River and greater Edson. Total 2009 through-put (adjusted for sale) averaged 416 mmcf/d while generating revenues in custom processing and transportation.

6 TALISMAN ENERGY ANNUAL INFORMATION FORM

UK

Talisman's plan for the North Sea is to establish the region as a stable, cash generating business through the medium term. Talisman is the leading independent operator in the UK. In the UK, the objective is to hold production at between 80,000 - 90,000 boe/d through the end of the decade.

Talisman has two core operating areas in the UK: the Northern Business Area ("NBA") and the Central Business Area ("CBA"). In January 2009, Talisman disposed of its non-operated interests in the Netherlands as part of its strategic objective to focus the Company's portfolio of assets.

In 2009, production in the UK averaged 89,000 boe/d. UK production accounted for 21% of the Company's production worldwide in 2009. The primary focus in the UK is oil, with oil and liquids contributing 96% of UK production. As at year-end 2009, Talisman operated approximately 81% of its UK production.

In 2010, Talisman's capital program in the UK is comprised of $85 million of exploration spending and $800 million of development spending. Talisman's 2010 UK drilling program includes participation in one exploration well and up to four development wells.

Northern Business Area (NBA)

Talisman's principal operating areas in the NBA include Claymore, Piper (including Tweedsmuir), Tartan and Quad 16. These four principal operating areas encompass a total of 23 fields. Talisman currently holds interests ranging from 5% to 100% in the NBA fields, as well as in a number of production facilities and pipelines, including an 80% interest in the Flotta Terminal. Of the 23 fields, 16 are operated (with interests ranging from 37% to 100%) and seven are non-operated (with interests ranging from 5% to 15%).

In 2009, the Tweedsmuir Phase 3 water injection development project was completed. In 2010, the Company plans to drill a well north of Tweedsmuir to test a northern extension of the field. The development of the Burghley field was progressed with a development well drilled, and the subsea and topside facilities will be completed in 2010. Burghley is expected to come onstream towards the end of 2010. The Company also expects to restart development drilling at Claymore in 2010 and begin the first phase of an upgrade project to the Claymore compressors.

In 2009, production from the NBA averaged 49,000 boe/d, which accounted for approximately 55% of total UK production. Also in 2009, Talisman participated in drilling five development wells in the NBA. In 2010, Talisman plans to participate in drilling three development wells and complete the drilling of an exploration well that was drilling over year-end 2009.

Central Business Area (CBA)

Talisman's principal operating areas in the CBA include Montrose/Arbroath, Fulmar, Auk, Clyde, Ross/Blake and Buchan. These principal operating areas encompass a total of 23 fields. Talisman currently holds interests ranging from 7% to 100% in the CBA fields, as well as in a number of production facilities and pipelines. Of the 23 fields, 18 are operated (with interests ranging from 25% to 100%) and five are non-operated (with interests ranging from 7% to 54%).

In 2009, Talisman progressed the Auk North development, drilling and completing two wells. Auk North is expected to come onstream in 2011. The Auk South redevelopment is in the early stages with detailed engineering ongoing and first production expected in 2012.

In 2009, production from the CBA averaged 40,000 boe/d, which accounted for 45% of total UK production. Talisman participated in two successful and one unsuccessful exploration wells and two development wells in 2009. Talisman plans to participate in drilling one development well in 2010.

TALISMAN ENERGY ANNUAL INFORMATION FORM 7

Scandinavia

Talisman expects production in Scandinavia will grow when the Yme project comes onstream later in 2010. Longer term, Talisman aims to sustain Scandinavia production at around 35,000 - 45,000 boe/d through exploitation opportunities within existing producing fields, the possible development of the Grevling discovery and through exploration.

Talisman's principal operating areas in Scandinavia are the Southern North Sea Area and the Mid North Sea Area, which encompass a total of 10 fields.

In 2009, production in Scandinavia averaged 44,000 boe/d, accounting for 18% of the Company's production worldwide. The primary focus in Scandinavia is oil, with oil and liquids contributing 78% of Scandinavia production. As at year-end 2009, Talisman operated approximately 66% of its Scandinavia production.

In 2010, Talisman plans to spend $70 million on exploration and $850 million on development (including a non-cash capitalized lease related to the Yme field of approximately $300 million). Talisman's 2010 drilling program includes participation in up to three exploration and appraisal wells and a 10 well development program in the Varg, Gyda and Brage fields in 2010.

Southern North Sea Area

In the Southern North Sea Area, Talisman holds interests in the Blane, Gyda and Yme operated fields of 18%, 61% and 60%, respectively, as well as a 10% interest in the non-operated Tambar East field.

The Yme development continued during the year, with ongoing construction of the topsides facility. First oil from Yme is expected in the second half of 2010. In December 2009, Talisman completed the sale of a 10% interest of the Yme field.

In 2009, production from the Southern North Sea Area averaged 8,000 boe/d, which accounted for 18% of total Scandinavian production. Talisman participated in two unsuccessful exploration wells and three development wells at Yme in 2009. Talisman plans to participate in up to seven development wells and one exploration well in 2010.

Mid North Sea Area

In the Mid North Sea Area, Talisman holds interests in the operated Varg and Rev fields of 65% and 70%, respectively, and interests in four non-operated fields (with interest ranging between 1% and 35%) as well as a number of production facilities and pipelines in other areas of the Norwegian Continental Shelf.

In January 2009, the Rev field commenced production. The Rev field produces from two sub sea production wells and is tied back to a third party host facility in the UK sector of the North Sea. A third producing well was brought onstream later in September 2009. Rev produced approximately 12,000 boe/d during 2009.

In 2009, production from the area averaged 36,000 boe/d, which accounted for 82% of total Scandinavian production. Also in 2009, Talisman participated in six development wells with a further three wells drilling over year-end 2009. Three successful and one unsuccessful exploration wells were also drilled in the area in 2009. Talisman plans to participate in drilling one exploration well, one appraisal well and three development wells in 2010.

8 TALISMAN ENERGY ANNUAL INFORMATION FORM

Southeast Asia

Southeast Asia is expected to continue as a growth area, with new projects coming onstream over the medium term and significant exploration upside.

Talisman has interests in Indonesia, Malaysia, Vietnam, Australia and Papua New Guinea. In 2009, Southeast Asia production averaged 108,000 boe/d, which accounted for 25% of the Company's production worldwide. As at year-end 2009, Talisman operated approximately 34% of its Southeast Asia production.

In 2010, Talisman plans to increase capital spending in Southeast Asia to approximately $1.1 billion with $780 million directed to development spending.

Indonesia

Talisman's Indonesian assets include onshore interests at Corridor, Ogan Komering and Jambi Merang as well as offshore interests in Southeast Sumatra, Offshore Northwest Java, Tangguh and extensive exploration acreage at Pasangkayu, Sageri and Andaman III. Talisman also has an indirect 6% interest in the Grissik to Duri pipeline and in the Grissik to Singapore pipeline.

The Company's 2010 activities in Indonesia will focus primarily on the Corridor PSC. Exploration activities in Pasangkayu, Sageri and Andaman III are described in the "Exploration" section.

Talisman has a 36% non-operated interest in the Corridor PSC and field production facilities. There are three major buyers of Corridor gas. Gas production from Corridor began in 1998 with gas sales to PT Caltex Pacific Indonesian at the Duri oilfield. Gas sales commenced in September 2003 to Gas Supply Pte. Ltd., located in Singapore, under the terms of a 20-year gas sales agreement. The sale of gas to PT Perusahaan Gas Negara (Persero), Tbk., made pursuant to a 17-year gas sales agreement, began at 50 mmcf/d gross sales gas from Corridor in October 2007 and averaged 243 mmcf/d gross sales gas in 2009.

In 2009, production from the Corridor PSC was 56,000 boe/d, which accounted for approximately 52% of Southeast Asia production. Talisman expects that capital spending in 2010 in Corridor will be approximately $65 million and plans to participate in the drilling of two development wells. The process to sanction Suban Phase 3 was initiated in 2008 and will continue in 2010.

On December 31, 2007, Talisman purchased all the shares of an entity which held a 3.06% interest in the Tangguh LNG Project. This project is located in Papua in Indonesia. Two LNG trains came onstream in mid-2009. Exposure to this project allows Talisman the opportunity to evaluate current technologies for LNG, which may add value in monetizing Talisman's gas reserves in other areas.

In Indonesia, Talisman participated in one successful and two unsuccessful exploration wells in 2009 with one other exploration well drilling over year-end 2009. Twenty-three development wells were also drilled in 2009.

In 2010, Talisman plans to spend approximately $154 million in Indonesia with $83 million directed to development spending. Talisman plans to participate in two exploration wells in the Makassar Strait and 29 development wells in 2010.

TALISMAN ENERGY ANNUAL INFORMATION FORM 9

Malaysia

Talisman holds a 41% operated interest in Block PM-3 CAA between Malaysia and Vietnam and associated production facilities. In addition, Talisman holds a 33% interest in Block 46-Cai Nuoc adjacent to PM-3 CAA and a 60% interest in each of Block PM-305 and Block PM-314. In Block PM-3 CAA, Talisman is progressing developments referred to as the "Southern Fields" and the "Northern Fields". Talisman also holds a 70% working interest in two offshore Sabah blocks which were awarded in 2009.

In Southern Fields, Phase 1a of an IOR scheme which was initiated in 2008 included the drilling of five oil development wells and one water injection well in 2009. Results from Phase 1a of the IOR scheme have exceeded expectations. The 2010 plan includes the drilling of five development oil wells and three water injection wells for the next IOR phase.

In Northern Fields, first oil commenced in late March 2009 and ramped up to 25,000 bbls/d (gross) in August 2009 as more oil wells came onstream. Dry gas facilities were commissioned in the third quarter of 2009. In 2009, some deeper zones were plugged to alleviate the problem of higher mercury levels in gas and condensate, pending the commission of the mercury removal facility. A Mercury Removal Unit was sanctioned as a mitigation measure in mid-2009 with a commissioning period of late 2010 to early 2011.

In 2009, Malaysia production averaged 32,000 boe/d, which accounted for 29% of total Southeast Asia production. One unsuccessful exploration well and 17 development wells were drilled in Malaysia in 2009.

In 2010, Talisman plans to spend approximately $237 million in Malaysia with $221 million directed to development spending including platform upgrades. Talisman plans to drill two exploration and appraisal wells and 16 development wells in 2010, of which eight wells will be drilled in the Northern Fields and the other eight in Southern Fields.

Vietnam

Talisman holds a 30% interest in Block 46/02 and in the joint operating company which operates that block. Block 46/02 lies adjacent to PM-3 CAA/46-Cai Nuoc. Talisman also holds a 60% interest in Block 15-2/01 and in the joint operating company which operates that block. Block 15-2/01 lies in the Cuu Long Basin, the predominant oil producing basin in Vietnam. The Company also holds a 38% operated interest in offshore Blocks 133 and 134 in the Nam Con Son Basin.

In 2009, the Government of Vietnam approved reserves assessments for the Hai Su Trang ("HST") and Hai Su Den ("HSD") fields within Block 15-2/01. A declaration of commerciality occurred in early 2009. The Company drilled one successful and two unsuccessful appraisal wells in this block with a further appraisal well drilling over the 2009 year-end.

In 2009, Vietnam production averaged 5,000 bbls/d from Block 46/02, which accounted for approximately 4% of Southeast Asia production.

Australia

Talisman holds non-operated interests in the Laminaria and Corallina fields and the Joint Petroleum Development Area 06-105 (JPDA 06-105) in Australia/East Timor. In 2009, production in Australia averaged 5,000 bbls/d, which accounted for 5% of total Southeast Asia production.

In early 2008, Talisman participated in the successful Kitan-1 exploration well in JPDA 06-105 offshore Australia. A Declaration of Commerciality was made in April 2008 and the Development Area was approved in May 2008. Talisman and its working interest partners approved the sanctioning of the Kitan development in December 2009 and are awaiting the joint Timor Leste/Australia Authority to approve the project.

In 2010, Talisman plans to spend approximately $124 million in Australia, $78 million of which will be aimed at progressing the Kitan development project in the JPDA 06-105 and a majority of the remaining amount will be directed towards drilling one infill well in the Corallina field.

10 TALISMAN ENERGY ANNUAL INFORMATION FORM

Papua New Guinea

In Papua New Guinea, the Company sees the opportunity to aggregate significant discovered and prospective onshore gas resources.

In August 2009, as part of its gas aggregation strategy in Papua New Guinea, Talisman acquired Rift Oil PLC to acquire a 100% working interest in two exploration licences. In September 2009, Talisman entered into a farm-in agreement for two licenses held by New Guinea Energy Limited. Also in September 2009, Talisman acquired a 50% working interest in two licenses from Horizon Oil Limited. In December 2009, Talisman acquired Papua Petroleum Limited giving Talisman a 49% working interest in four exploration licenses. Subject to regulatory approval, Talisman has interests in 12 blocks in Papua New Guinea with an areal extent covering in excess of 8 million net acres.

In 2010, Talisman plans to spend $200 million, $85 million
of which will be directed towards drilling one development well and conducting studies to develop monetization options in relation to the Company's gas aggregation strategy in Papua New Guinea. In addition, the Company will participate in up to four exploration and appraisal wells.

Other

Talisman's other producing interests during 2009 included operations in Algeria, Tunisia and Trinidad and Tobago. Talisman disposed of its interests in Trinidad and Tobago in May 2009. Talisman's properties in Algeria, Tunisia and Trinidad and Tobago (until sold in May 2009) averaged 16,000 boe/d, accounting for 4% of the Company's production worldwide during 2009.

Algeria

Talisman holds a 35% non-operated interest in Block 405a under a PSC with Algeria's national oil company. Through its participation in Block 405a, Talisman currently holds a 35% interest in the Greater Menzel Lejmat North fields and the Menzel Lejmat Southeast field, a 2% interest in the unitized Ourhoud field, and a 9% interest in the EMK field.

Talisman has signed a Framework Agreement for the joint construction and operation of shared process facilities for the EMK field plus four other fields located in Block 208 and Block 212 (collectively, the "El Merk Project").

In 2009, five development wells were drilled in Algeria. In 2010, Talisman's capital program in Algeria is expected to be approximately $115 million and includes plans to participate in 13 wells. The El Merk Project was sanctioned in February 2009. The EMK unit will be jointly developed with fields located in neighbouring Block 208. First oil is planned in the first quarter of 2012.

Tunisia

Talisman holds a 5% non-operated interest in the Adam concession portion of the Borj El Khadra permit and a 10% interest in the remainder of the permit. Talisman satisfied its farm-in commitment in the EI Hamra permit in 2009 and relinquished its interest in the permit in 2010. In 2009, three exploration wells (two of which were unsuccessful and a third was suspended pending future tie-in) and two development wells were drilled in Tunisia. In 2009, the Company entered into an agreement to dispose of its remaining interests in Tunisia.

TALISMAN ENERGY ANNUAL INFORMATION FORM 11

Exploration

Talisman has developed an international exploration strategy which it believes will contribute to the renewal of the Company through the discovery of significant new prospects and plays. The Company defines significant as having the potential to produce 30,000 - 50,000 boe/d or more. In addition, the exploration program will support existing core areas.

In 2010, Talisman's capital program for exploration activities is expected to be approximately $700 million. In aggregate, Talisman's 2010 exploration drilling program includes participation in up to 20 exploration wells, of which six wells were drilling over year-end 2009.

The focus areas for exploration are as follows:

Southeast Asia

Talisman expects that exploration spending in 2010 in Southeast Asia will be approximately $280 million, with participation in drilling 10 exploration wells, two of which were drilling over year-end 2009.

Vietnam

The Company drilled one successful and two unsuccessful appraisal wells in Block 15-2/01, with a further appraisal well drilling over the 2009 year-end.

In 2008, Talisman entered into a farm-in agreement regarding Block 133 and Block 134 offshore Vietnam to obtain a 38% working interest in the blocks. The amended licence was approved by the Government of Vietnam in February 2009.

In 2010, Talisman expects to acquire a seismic program in Blocks 133 and 134 in Vietnam.

Indonesia

In 2009, the Company participated in drilling three exploration wells in the Southeast Sumatra PSC, one of which was successful and two of which were unsuccessful. The Company also completed a number of seismic acquisitions in the Makassar Strait and will commence a drilling program in 2010.

In 2009, Talisman was awarded a 100% interest in the Andaman III exploration block in the North Sumatra Basin of Indonesia.

Talisman plans to drill two wells in 2010 in the Pasangkayu Block in the Makassar Strait, and prepare for a well in the Sageri Block in 2011. Talisman will also acquire seismic in the Andaman III Block in the North Sumatra Basin. The Company estimates Indonesia exploration spending to be approximately $70 million in 2010.

12 TALISMAN ENERGY ANNUAL INFORMATION FORM

Malaysia

In 2009, one unsuccessful exploration well was drilled in Block PM-305. Talisman was also awarded a 70% working interest in two offshore Sabah blocks in 2009.

The Company expects exploration spending to be approximately $15 million in 2010, which includes seismic interpretation of the Sabah blocks and two exploration and appraisal wells in PM-3 CAA.

Australia and Papua New Guinea

In 2010, Talisman plans to spend $6 million in Australia primarily evaluating exploration opportunities in proximity to both the Kitan discovery and Talisman's producing Laminaria and Corallina fields.

In Papua New Guinea, Talisman plans to spend approximately $115 million on drilling up to four exploration and appraisal wells in the onshore blocks, as well as completing seismic acquisitions across various blocks with a view to identifying suitable drilling candidates for subsequent years.

UK

The role of exploration in the UK is to maintain an exploration portfolio which can support a sustainable exploration program designed to deliver the Company's objectives in the North Sea.

In 2009, Talisman was awarded three exploration blocks in the central North Sea in the 25 th Licensing Round. The Company successfully followed up on the Cayley discovery made in late 2007, with discoveries at Godwin and Shaw in 2009. The Company is currently drilling a well in the Tweedsmuir area and will commence the Halley appraisal program later in the year. UK exploration spending in 2010 will be approximately $85 million.

Scandinavia

In 2009, the Company participated in drilling six exploration and appraisal wells, three of which were successful. Talisman is continuing to execute its exploration program in the North Sea with two exploration wells planned in 2010, along with an appraisal well to the Grevling discovery made in 2009. Talisman expects that Norway exploration spending in 2010 will be approximately $70 million.

In 2009, Talisman was awarded two additional blocks in the southern portion of the Norwegian North Sea. Talisman was also awarded a 25% participating interest in production license PL531 in the Barents Sea in the 20 th Licence Round. Also in 2009, Talisman successfully swapped acreage in the central North Sea for an interest in two production licences (PL490 and PL491) in the Barents Sea.

Colombia

In Colombia, Talisman has an active exploration program in the Llanos region, one of Colombia's proven hydrocarbon basins. In 2009, Talisman made a gas condensate discovery in the Niscota Block in the Andes Foothills. Talisman is currently drilling a well in the Foreland with another well planned for later in the year. The Company plans to commence the appraisal program to the 2009 Huron discovery in the Niscota Block and also complete a number of seismic acquisitions over blocks awarded in recent bid rounds. Talisman expects that exploration spending in 2010 in Colombia will be approximately $80 million.

Peru

Talisman has an interest in 4.8 million net acres of exploration acreage in the Marañon Basin. The Company's exploration program in 2009 focused on evaluating a light oil discovery at Situche in Block 64 which continued over year-end 2009. In 2009, Talisman was awarded a 55% working interest in Block 158.

The Company plans to drill an exploration well in Block 101 and complete seismic acquisitions in Block 64 and Blocks 134 and 158. Talisman expects that exploration spending in 2010 in Peru will be approximately $60 million.

Kurdistan region of northern Iraq

In 2008, Talisman entered into agreements with the Kurdistan Regional Government within Iraq for interests in Blocks K44 and K39. Talisman has a 40% non-operated interest in Block K44 and a two-year seismic option agreement on Block K39.

TALISMAN ENERGY ANNUAL INFORMATION FORM 13

In 2009, Talisman entered into a PSC for Block K9 with a 55% interest. Talisman has entered into an agreement to acquire an additional 5% interest, subject to government approval.

Talisman expects that exploration spending in 2010 in the Kurdistan region of northern Iraq will be approximately $80 million. The Company's first exploration well in Block K44 was suspended. The Company is currently drilling a second exploration well in Block K44 which recently discovered a significant amount of gas condensate and is currently drilling towards deeper targets. The third well of a three-well commitment is planned for 2010. The Company is evaluating the possible conversion of Block K39 into a PSC following the expiry of a seismic option agreement in 2010. A seismic acquisition in Block K9 will complete the exploration program in 2010.

Poland

In February 2010, Talisman entered into a farm-in arrangement with San Leon Energy PLC and its subsidiary ("San Leon") to be assigned up to a 60% interest in the subsidiary's two current and one pending Baltic Gas Shale play concessions in Poland. This agreement allows Talisman to leverage its North American shale gas expertise in a prospective area which is proximate to European gas markets. In 2010, Talisman expects to participate in seismic acquisition to prepare for up to a six well drilling program in 2011 and 2012.

Alaska

Talisman holds over one million net acres with interests ranging from 50% to 100% in land across the National Petroleum Reserve – Alaska and Alaska Foothills. The Company has announced that these assets are for sale.

14 TALISMAN ENERGY ANNUAL INFORMATION FORM

Productive Wells

Year ended December 31, 2009	Productive Wells [1,2] Oil Wells		Productive Wells [1,2] Gas Wells		Productive Wells [1,2] Total Wells
Property	Gross	Net	Gross	Net	Gross	Net

North America [3]

Conventional	2,082	1,635.0	3,852	2,324.9	5,934	3,959.9

Shale	–	–	102	51.2	102	51.2

Total North America	2,082	1,635.0	3,954	2,376.1	6,036	4,011.1

United Kingdom

Northern Business Area	213	83.2	2	0.9	215	84.1

Central Business Area	123	95.1	–	–	123	95.1

Total UK	336	178.3	2	0.9	338	179.2

Scandinavia

Norway

Southern North Sea	27	15.8	–	–	27	15.8

Mid North Sea	68	25.6	11	2.8	79	28.4

Total Scandinavia	95	41.4	11	2.8	106	44.2

Southeast Asia

Indonesia

Corridor PSC	90	32.4	32	11.3	122	43.7

Other Indonesia [4]	1,858	243.4	96	6.1	1,954	249.5

Malaysia	70	29.7	37	15.2	107	44.9

Vietnam	11	6.0	2	0.6	13	6.6

Australia	10	3.6	–	–	10	3.6

Papua New Guinea	–	–	3	1.5	3	1.5

Total Southeast Asia	2,039	315.1	170	34.7	2,209	349.8

Other

Algeria	102	10.6	4	1.4	106	12.0

Tunisia	19	1.0	–	–	19	1.0

Rest of World [5]	–	–	–	–	–	–

Total Other	121	11.6	4	1.4	125	13.0

Total Worldwide	4,673	2,181.4	4,141	2,415.9	8,814	4,597.3

Notes:

1.
"Productive wells" means producing wells or wells mechanically capable of production.

2.
One or more completions in the same borehole is counted as one well. A well is classified as an oil well if one of the multiple completions in a well is an oil completion. Includes wells containing multiple completions as follows: 274 gross oil wells; 1,025 gross gas wells; 136.6 net oil wells and 646.5 net gas wells.

3.
As a result of the reorganization of Talisman's North American operations into two distinct businesses, Shale and Conventional, certain of Talisman's properties referred to in prior years as "other unconventional" areas (including Outer Foothills, the Montney Core and Montney Expansion) now form part of Talisman's conventional division.

4.
Other Indonesia includes suspended and shut-in wells in the Corridor Technical Assistance Contract, the Ogan Komering PSC, Southeast Sumatra PSC and Offshore North West Java PSC.

5.
Rest of World includes Colombia, Peru and the Kurdistan region of northern Iraq.

TALISMAN ENERGY ANNUAL INFORMATION FORM 15

Acreage

Year ended December 31, 2009 (thousand acres)	Developed [1]		Undeveloped		Total
Property	Gross	Net	Gross	Net	Gross	Net

North America [2]

Shale	12.2	7.5	2,680.6	1,999.9	2692.8	2,007.4

Conventional [3]	1,981.0	1,188.9	3,975.7	2,825.0	5,956.7	4,013.9

Frontier [4]	3.8	0.5	7,494.1	4,320.0	7,497.9	4,320.5

Total North America	1,997.0	1,196.9	14,150.4	9,144.9	16,147.4	10,341.8

United Kingdom

Northern Business Area	107.1	67.4	380.4	177.4	487.5	244.8

Central Business Area	162.6	120.7	386.7	202.7	549.3	323.4

Other United Kingdom	–	–	65.7	57.4	65.7	57.4

Total UK	269.7	188.1	832.8	437.5	1,102.5	625.6

Scandinavia

Southern North Sea	77.5	28.4	569.3	129.3	646.8	157.7

Mid North Sea	45.1	31.9	1,178.0	584.9	1,223.1	616.8

Other Scandinavia [5]	–	–	393.8	83.9	393.8	83.9

Total Scandinavia	122.6	60.3	2,141.1	798.1	2,263.7	858.4

Southeast Asia

Indonesia

Corridor PSC	150.5	54.2	407.6	146.7	558.1	200.9

Other Indonesia [6]	504.0	62.8	9,182.8	3,721.1	9,686.8	3,783.9

Malaysia	281.6	125.8	3,510.9	2,377.3	3,792.5	2,503.1

Vietnam	8.9	2.7	4,025.3	1,638.4	4,034.2	1,641.1

Australia	9.2	3.6	371.0	108.0	380.2	111.6

Papua New Guinea [7]	–	–	12,246.2	6,680.3	12,246.2	6,680.3

Total Southeast Asia	954.2	249.1	29,743.8	14,671.8	30,698.0	14,920.9

Other

Algeria	196.0	34.4	–	–	196.0	34.4

Tunisia	3.9	0.2	804.7	79.4	808.6	79.6

Rest of World [8]	–	–	19,939.4	10,221.7	19,939.4	10,221.7

Total Other	199.9	34.6	20,744.1	10,301.1	20,944.0	10,335.7

Total Worldwide	3,543.4	1,729.0	67,612.2	35,353.4	71,155.6	37,082.4

Notes:

1.
"Developed" acreage consists of acreage assigned to productive wells. Each productive shale well has been allocated 80 acres as the spacing, rather than the more traditional spacing of 640 acres used for conventional wells.

2.
As a result of the reorganization of Talisman's North American operations into two distinct businesses, Shale and Conventional, certain of Talisman's properties referred to in prior years as "other unconventional" areas (including Outer Foothills, the Montney Core and Montney Expansion) now form part of Talisman's conventional division.

3.
Conventional acreage is derived by subtracting total shale acreage and total frontier acreage from total acreage. Where the Company has both shale and conventional formations under one title document, acreage is counted only with respect to shale.

4.
Frontier includes properties in the Northwest Territories, Nunavut, Yukon and Alaska.

5.
Other Scandinavia includes exploration acreage in the Barents Sea and Denmark.

6.
Other Indonesia includes the Corridor Technical Assistance Contract, the Ogan Komering PSC, Southeast Sumatra PSC, Offshore North West Java PSC, Pasangkayu PSC and Sageri PSC.

7.
Excludes 1.3 million net acres which are subject to regulatory approval.

8.
Rest of World includes Colombia, Peru and the Kurdistan region of northern Iraq.

16 TALISMAN ENERGY ANNUAL INFORMATION FORM

Production

The following tables set forth production for each of the last three fiscal years. North American production data for the years ended December 31, 2008 and December 31, 2007 does not delineate between Conventional and Shale for Canada and United States because the Company's North American operations were not organized along those lines at that time. All production figures include production from assets which were sold in the year, until the date of completion of the sale.

Year ended December 31, 2009	Oil & Liquids Production (mbbls/d)			Natural Gas Production (mmcf/d)			Total Production (mboe/d)
Property	Gross	Net		Gross	Net		Gross	Net

North America [1]

Canada [2,3]

Conventional	34	27		717	645		154	134

Shale	–	–		3	3		–	–

United States

Conventional	–	–		52	45		9	8

Shale	–	–		31	27		5	5

Total North America	34	27		803	720		168	147

UK

United Kingdom

Northern Business Area	48	48		11	11		49	49

Central Business Area	38	38		8	8		40	40

Netherlands	–	–		–	–		–	–

Total UK	86	86		19	19		89	89

Scandinavia

Norway

Southern North Sea	7	7		8	8		8	8

Mid North Sea	27	27		50	50		36	36

Total Scandinavia	34	34		58	58		44	44

Southeast Asia

Indonesia

Corridor PSC	4	2	[4]	312	218	[4]	56	38

Other Indonesia [5]	7	3	[4]	18	12	[4]	10	5

Malaysia	20	12	[4]	73	56	[4]	32	21

Vietnam	5	4	[4]	–	–		5	4

Australia	5	5	[4]	–	–		5	5

Papua New Guinea	–	–		–	–		–	–

Total Southeast Asia	41	26		403	286		108	73

Other

Algeria [6]	14	7	[6]	–	–		14	7

Tunisia [6]	1	1	[6]	–	–		1	1

Trinidad and Tobago [6]	1	1	[6]	–	–		1	1

Rest of World [7]	–	–		–	–		–	–

Total Other	16	9		–	–		16	9

Total Worldwide	211	182		1,283	1,083		425	362

See footnotes on page 19.

TALISMAN ENERGY ANNUAL INFORMATION FORM 17

Year ended December 31, 2008	Oil & Liquids Production (mbbls/d)			Natural Gas Production (mmcf/d)			Total Production (mboe/d)
Property	Gross	Net		Gross	Net		Gross	Net

North America

Canada [2,3]	40	32		783	649		171	140

United States	–	–		73	63		12	11

Total North America	40	32		856	712		183	151

UK

United Kingdom

Northern Business Area	53	53		11	11		55	55

Central Business Area	41	41		7	7		42	42

Netherlands	–	–		20	20		3	3

Total UK	94	94		38	38		100	100

Scandinavia

Norway

Southern North Sea	10	10		10	10		12	12

Mid North Sea	22	22		9	9		23	23

Denmark	1	1		–	–		1	1

Total Scandinavia	33	33		19	19		36	36

Southeast Asia

Indonesia

Corridor PSC	4	2	[4]	250	159	[4]	46	29

Other Indonesia [5]	8	2	[4]	16	12	[4]	11	4

Malaysia	20	9	[4]	68	52	[4]	31	18

Vietnam	1	1	[4]	–	–		1	1

Australia	3	3	[4]	–	–		3	3

Papua New Guinea	–	–		–	–		–	–

Total Southeast Asia	36	17	[4]	334	223		92	55

Other

Algeria [6]	15	6	[6]	–	–		15	6

Tunisia [6]	1	1	[6]	–	–		1	1

Trinidad and Tobago [6]	5	4	[6]	–	–		5	4

Rest of World [7]	–	–		–	–		–	–

Total Other	21	11	[6]	–	–		21	11

Total Worldwide	224	187		1,247	992		432	353

See footnotes on page 19.

18 TALISMAN ENERGY ANNUAL INFORMATION FORM

Year ended December 31, 2007	Oil & Liquids Production (mbbls/d)				Natural Gas Production (mmcf/d)				Total Production (mboe/d)
Property	Gross		Net		Gross		Net		Gross	Net

North America

Canada [2,3]	43		34		790		649		175	142

United States	–		–		86		73		14	12

Total North America	43	[2]	34	[2]	876	[3]	722	[3]	189	154

UK

United Kingdom

Mid North Sea	34		34		6		6		35	35

Flotta Catchment Area	44		44		2		2		44	44

Greater Fulmar Area	13		13		3		3		14	14

Non-Operated Areas	11		10		56		51		20	18

Netherlands	–		–		21		21		4	4

Total UK	102		101		88		83		117	115

Scandinavia

Norway

Gyda Area	7		7		8		8		8	8

Varg Area	9		9		–		–		9	9

Other Norway	12		12		6		6		13	13

Denmark	3		3		–		–		3	3

Total Scandinavia	31		31		14		14		33	33

Southeast Asia

Indonesia

Corridor PSC	3		1		213		144		39	25

Other Indonesia [5]	8		3		15		11		10	5

Malaysia	28		14		59		44		38	21

Vietnam	–		–		–		–		–	–

Australia	5		5		–		–		5	5

Papua New Guinea	–		–		–		–		–	–

Total Southeast Asia	44		23		287		199		92	56

Other

North Africa [6]	14		8		–		–		14	8

Trinidad and Tobago [6]	7		6		–		–		7	6

Rest of World [7]	–		–		–		–		–	–

Total Other	21		14		–		–		21	14

Total Worldwide	241		203		1,265		1,018		452	372

Notes:

1.
As a result of the reorganization of Talisman's North American operations into two distinct businesses, Shale and Conventional, certain of Talisman's properties referred to in prior years as "other unconventional" areas (including Outer Foothills, the Montney Core and Montney Expansion) now form part of Talisman's conventional division.

2.
Includes approximately 538 bbls/d, 801 bbls/d and 570 bbls/d of liquids attributable to royalty interests and net profits interests for the years ended December 31, 2009, 2008 and 2007, respectively.

3.
Includes approximately 4.5 mmcf/d, 6.1 mmcf/d and 5.8 mmcf/d of gas attributable to royalty interests and net profits interests for the years ended December 31, 2009, 2008 and 2007, respectively.

4.
Interests of Indonesian, Malaysian, Vietnamese and Australian governments, other than working interests or income taxes, are accounted for as royalties.

5.
Other Indonesia includes the Corridor Technical Assistance Contract, the Ogan Komering PSC, Southeast Sumatra PSC, Offshore North West Java PSC, Pasangkayu PSC and Sageri PSC for the year ended December 31, 2009; the Corridor Technical Assistance Contract, the Ogan Komering PSC, Southeast Sumatra PSC, Offshore North West Java PSC, Pasangkayu PSC, and the Tangguh LNG Project for the year ended December 31, 2008; and suspended and shut-in wells in the Corridor Technical Assistance Contract, the Ogan Komering PSC, Southeast Sumatra PSC, Offshore North West Java PSC and the Tangguh LNG Project for the year ended December 31, 2007.

6.
Interests of the Algerian, Tunisian and Trinidad and Tobago governments, other than working interests or income taxes, are accounted for as royalties.

7.
Rest of World includes Colombia, Peru and the Kurdistan region of northern Iraq for the year ended December 31, 2009; Colombia, Peru, Qatar and the Kurdistan region of northern Iraq for the year ended December 31, 2008; and Colombia, Peru and Qatar for the year ended December 31, 2007.

TALISMAN ENERGY ANNUAL INFORMATION FORM 19

Drilling Activity

The following tables set forth the number of wells 1 Talisman has drilled and tested or participated in drilling and testing, and the net 2 interest of Talisman in such wells for each of the last three fiscal years. The number of wells drilled refers to the number of wells completed at any time during the fiscal years, regardless of when drilling was initiated. North American drilling data for the years ended December 31, 2008 and December 31, 2007 does not delineate between Conventional and Shale for Canada and United States because the Company's North American operations were not organized along those lines at that time.

Year ended		Exploration				Development				Total
December 31, 2009		Oil [3]	Gas [3]	Dry [4]	Total	Oil [3]	Gas [3]	Dry [4]	Total	Oil [3]	Gas [3]	Dry [4]	Total

North America

Conventional	Gross	1	17	1	19	4	42	3	49	5	59	4	68

	Net	1.0	12.9	0.5	14.4	1.7	23.8	1.8	27.3	2.7	36.7	2.3	41.7

Shale	Gross	–	33	–	33	–	62	–	62	–	95	–	95

	Net	–	30.8	–	30.8	–	35.3	–	35.3	–	66.1	–	66.1

UK

United Kingdom	Gross	2	–	1	3	7	–	–	7	9	–	1	10

	Net	1.2	–	1.0	2.2	2.6	–	–	2.6	3.8	–	1.0	4.8

Netherlands	Gross	–	–	–	–	–	–	–	–	–	–	–	–

	Net	–	–	–	–	–	–	–	–	–	–	–	–

Scandinavia

Norway	Gross	2	1	3	6	8	–	–	8	10	1	3	14

	Net	0.4	0.3	1.2	1.9	4.0	–	–	4.0	4.4	0.3	1.2	5.9

Southeast Asia

Indonesia	Gross	1	–	2	3	18	4	1	23	19	4	3	26

	Net	0.1	–	0.2	0.3	3.0	0.2	0.1	3.3	3.1	0.2	0.3	3.6

Malaysia	Gross	–	–	1	1	11	6	–	17	11	6	1	18

	Net	–	–	0.6	0.6	4.7	2.5	–	7.2	4.7	2.5	0.6	7.8

Vietnam	Gross	1	–	2	3	1	–	–	1	2	–	2	4

	Net	0.6	–	1.2	1.8	0.3	–	–	0.3	0.9	–	1.2	2.1

Australia	Gross	–	–	–	–	1	–	–	1	1	–	–	1

	Net	–	–	–	–	0.3	–	–	0.3	0.3	–	–	0.3

Other

North Africa [5]	Gross	–	–	2	2	7	–	–	7	7	–	2	9

	Net	–	–	0.9	0.9	0.3	–	–	0.3	0.3	–	0.9	1.2

Trinidad and Tobago	Gross	–	–	–	–	–	–	–	–	–	–	–	–

	Net	–	–	–	–	–	–	–	–	–	–	–	–

Rest of World [6]	Gross	–	1	–	1	–	–	–	–	–	1	–	1

	Net	–	0.3	–	0.3	–	–	–	–	–	0.3	–	0.3

Total	Gross	7	52	12	71	57	114	4	175	64	166	16	246

	Net	3.3	44.3	5.6	53.2	16.9	61.8	1.9	80.6	20.2	106.1	7.5	133.8

See footnotes on page 22.

20 TALISMAN ENERGY ANNUAL INFORMATION FORM

Year ended		Exploration				Development				Total
December 31, 2008		Oil [3]	Gas [3]	Dry [4]	Total	Oil [3]	Gas [3]	Dry [4]	Total	Oil [3]	Gas [3]	Dry [4]	Total

North America

Canada	Gross	22	72	1	95	116	164	–	280	138	236	1	375

	Net	19.6	52.5	0.6	72.7	71.1	112.2	–	183.3	90.7	164.7	0.6	256.0

United States	Gross	–	46	2	48	–	4	–	4	–	50	2	52

	Net	–	20.0	1.9	21.9	–	1.9	–	1.9	–	21.9	1.9	23.8

UK

United Kingdom [7]	Gross	2	1	2	5	12	–	–	12	14	1	2	17

	Net	1.1	0.6	0.9	2.6	4.7	–	–	4.7	5.8	0.6	0.9	7.3

Netherlands	Gross	–	–	–	–	–	2	–	2	–	2	–	2

	Net	–	–	–	–	–	0.2	–	0.2	–	0.2	–	0.2

Scandinavia

Norway	Gross	–	–	4	4	7	1	1	9	7	1	5	13

	Net	–	–	1.4	1.4	3.1	0.7	0.6	4.4	3.1	0.7	2.0	5.8

Denmark	Gross	–	–	–	–	2	–	–	2	2	–	–	2

	Net	–	–	–	–	0.6	–	–	0.6	0.6	–	–	0.6

Southeast Asia

Indonesia	Gross	–	1	2	3	28	15	–	43	28	16	2	46

	Net	–	0.1	0.6	0.7	3.6	0.4	–	4.0	3.6	0.5	0.6	4.7

Malaysia	Gross	–	–	1	1	4	15	1	20	4	15	2	21

	Net	–	–	0.8	0.8	1.6	6.2	0.4	8.2	1.6	6.2	1.2	9.0

Vietnam	Gross	1	1	1	3	6	–	–	6	7	1	1	9

	Net	1.0	1.0	1.0	3.0	1.8	–	–	1.8	2.8	1.0	1.0	4.8

Australia	Gross	2	–	–	2	–	1	1	2	2	1	1	4

	Net	0.5	–	–	0.5	–	0.3	0.3	0.6	0.5	0.3	0.3	1.1

Other

North Africa [5]	Gross	3	–	–	3	6	–	–	6	9	–	–	9

	Net	0.3	–	–	0.3	0.2	–	–	0.2	0.5	–	–	0.5

Rest of World [6]	Gross	–	–	1	1	–	–	–	–	–	–	1	1

	Net	–	–	1.0	1.0	–	–	–	–	–	–	1.0	1.0

Total	Gross	30	121	14	165	181	202	3	386	211	323	17	551

	Net	22.5	74.2	8.2	104.9	86.7	121.9	1.3	209.9	109.2	196.1	9.5	314.8

See footnotes on page 22.

TALISMAN ENERGY ANNUAL INFORMATION FORM 21

Year ended		Exploration				Development				Total
December 31, 2007		Oil [3]	Gas [3]	Dry [4]	Total	Oil [3]	Gas [3]	Dry [4]	Total	Oil [3]	Gas [3]	Dry [4]	Total

North America

Canada	Gross	4	85	4	93	122	178	2	302	126	263	6	395

	Net	1.5	60.1	2.8	64.4	51.0	132.6	0.6	184.2	52.5	192.7	3.4	248.6

United States	Gross	2	25	1	28	–	–	–	–	2	25	1	28

	Net	1.5	18.1	0.6	20.2	–	–	–	–	1.5	18.1	0.6	20.2

UK

United Kingdom	Gross	3	–	3	6	16	1	2	19	19	1	5	25

	Net	2.1	–	1.9	4.0	8.8	0.2	0.6	9.6	10.9	0.2	2.5	13.6

Netherlands	Gross	–	1	1	2	–	–	–	–	–	1	1	2

	Net	–	0.1	0.2	0.3	–	–	–	–	–	0.1	0.2	0.3

Scandinavia

Norway	Gross	2	1	3	6	5	2	1	8	7	3	4	14

	Net	0.2	0.7	1.2	2.1	2.2	1.4	0.6	4.2	2.4	2.1	1.8	6.3

Denmark	Gross	–	–	–	–	–	–	–	–	–	–	–	–

	Net	–	–	–	–	–	–	–	–	–	–	–	–

Southeast Asia

Indonesia	Gross	–	–	3	3	24	2	–	26	24	2	3	29

	Net	–	–	0.2	0.2	4.8	0.4	–	5.2	4.8	0.4	0.2	5.4

Malaysia	Gross	1	–	3	4	7	3	1	11	8	3	4	15

	Net	0.4	–	2.0	2.4	2.2	1.2	0.4	3.8	2.6	1.2	2.4	6.2

Vietnam	Gross	1	–	–	1	–	–	–	–	1	–	–	1

	Net	1.0	–	–	1.0	–	–	–	–	1.0	–	–	1.0

Australia	Gross	–	–	–	–	–	–	–	–	–	–	–	–

	Net	–	–	–	–	–	–	–	–	–	–	–	–

Other

North Africa [5]	Gross	4	–	1	5	7	–	–	7	11	–	1	12

	Net	0.3	–	0.1	0.4	0.5	–	–	0.5	0.8	–	0.1	0.9

Trinidad and Tobago	Gross	1	–	4	5	2	1	–	3	3	1	4	8

	Net	0.3	–	2.7	3.0	0.5	0.3	–	0.8	0.8	0.3	2.7	3.8

Total	Gross	18	112	23	153	183	187	6	376	201	299	29	529

	Net	7.3	79.0	11.7	98.0	70.0	136.1	2.2	208.3	77.3	215.1	13.9	306.3

Notes:

1.
The number of wells refers to gross wellbores, which is the total number of wells Talisman has drilled or participated in drilling, with a working interest. Service wells, including water injection, gas injection, water source and water disposal wells are not included. Multilaterals from the same wellbore are counted as a single wellbore. Stratigraphic test wells are included.

2.
"Net" wellbores are the aggregate of the percentage working interest of the Company in each of the gross wellbores. Data is rounded to the nearest decimal and summed.

3.
A productive oil or gas well is an exploratory, development or extension well that is not a dry well.

4.
A dry well (hole) is an exploratory, development or extension well found to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well. The term "completion" refers to the installation of permanent equipment for the production of oil and gas, or, in the case of a dry hole, to reporting of abandonment to the appropriate agency or authority.

5.
North Africa includes Algeria and Tunisia.

6.
"Rest of World" for the year ended December 31, 2009 includes Colombia, Peru and the Kurdistan region of northern Iraq. Rest of World for the year ended December 31, 2008 includes Colombia, Peru, Qatar, and the Kurdistan region of northern Iraq.

22 TALISMAN ENERGY ANNUAL INFORMATION FORM

The following table shows the number of wells in the process of drilling, temporarily suspended or in active completion stages as of December 31, 2009.

		Wells in the process of drilling, suspended or active completion [1]
		Exploration	Development

North America

	Gross	16	11

	Net	14.9	8.3

UK

	Gross	1	1

	Net	0.9	1.0

Scandinavia

	Gross	–	4

	Net	–	1.9

Southeast Asia

	Gross	2	6

	Net	1.1	2.0

Other [2]

	Gross	5	–

	Net	1.9	–

Total

	Gross	24	22

	Net	18.8	13.2

Notes:

1.
The number of wells refers to gross wellbores, which is the total number of wells Talisman has drilled or participated in drilling, with a working interest. Service wells, including water injection, gas injection, water source and water disposal wells are not included. Multilaterals from the same wellbore are counted as a single wellbore. Stratigraphic test wells are included.

2.
Other includes Peru, Colombia and the Kurdistan region of northern Iraq.

TALISMAN ENERGY ANNUAL INFORMATION FORM 23

Reserves Information

Internal Evaluation

Talisman's oil and gas reserves are evaluated internally. As described under "Note Regarding Reserves Data and Other Oil and Gas Information", Talisman has obtained an exemption from National Instrument 51-101 ("NI 51-101") of the Canadian Securities Administrators that permits Talisman to provide disclosure in accordance with US standards. The exemption also exempts Talisman from the requirement under NI 51-101 to have its reserves evaluated or audited by independent reserves evaluators. The following discussion is provided pursuant to the requirements of the exemption.

Talisman understands that the purpose of the requirement under NI 51-101 for the involvement of independent qualified evaluators or auditors is to ensure that disclosure of reserves information reflects the conclusions of qualified professionals applying consistent standards and that such conclusions are not affected by adverse influences. Talisman believes that using independent evaluators or auditors would not materially enhance the reliability of its reserves estimates in light of the expertise of its internal reserves evaluation personnel and the controls applied during its reserves evaluation process. Talisman believes that its internal resources are at least as extensive as, if not greater than, those which would be assigned by any independent evaluators or auditors engaged by the Company, and that its internal staff's knowledge of and experience with the Company's reserves enable the Company to prepare an evaluation at least equivalent to that of any independent evaluator or auditor.

As at December 2009, the Company's internal reserves evaluation staff included approximately 131 persons with full-time or part-time responsibility for reserves evaluation, with an average of approximately 18 full-time or part-time years of relevant experience in evaluating reserves, of whom 36 were "qualified reserves evaluators" for purposes of NI 51-101. The Company's internal reserves evaluation management personnel included approximately 42 persons with full-time or part-time responsibility for reserves evaluation management, with an average of approximately 21 full-time or part-time years of relevant experience in evaluating and managing the evaluation of reserves, 19 of whom were qualified reserves evaluators for purposes of NI 51-101. The Company has appointed an Internal Qualified Reserves Evaluator ("IQRE") who reports directly to the Chief Executive Officer and is responsible for the preparation and validation of the Company's reserves evaluation and the submission to the Company's Board of Directors of a report thereon as required by the NI 51-101 exemption. The Company's IQRE is Michael Adams, a graduate of Imperial College, London University with a B.Sc. in Physical Chemistry and a M.Sc. in Petroleum Engineering. Mr. Adams has more than 31 years of petroleum engineering experience internationally and in North America. He is a professional engineer registered in Alberta and a chartered engineer registered in the UK.

Talisman has adopted a corporate policy that prescribes procedures and standards to be followed in preparing its reserves data. The following summarizes Talisman's current process for preparing and approving its publicly disclosed reserves data.

All of Talisman's proved reserves are evaluated annually. Talisman employs qualified, competent, experienced engineers to ensure consistently high levels of professionalism in the estimation of its reserves data. Technical, cost and economic assumptions underpinning reserves estimates are documented to provide a clear audit trail.

Talisman conducts formal reviews during the proved reserves estimation process to ensure the reasonableness, completeness and accuracy of input data; the appropriateness of the technical subsurface methodology; the full understanding of reserves movements; and the correct use of reserves classifications. All reserves estimates are reviewed and approved by the Executive Vice-Presidents of the operating areas and then submitted to the Company's executive operating committee, comprised of the President and Chief Executive Officer and the Executive Vice-Presidents of the Company, for review and approval. In addition, the IQRE conducts a separate review to ensure the effectiveness of the disclosure controls and that the reserves estimates are free from material misstatement. The reserves data and the report of the IQRE are then reviewed by the Reserves Committee of the Board of Directors. The Reserves Committee and the IQRE have independent access to each other. Once approved by the Reserves Committee, the reserves data is submitted to the Board of Directors for final approval.

Notwithstanding that Talisman is exempt from the independent evaluator requirements of NI 51-101, Talisman obtains annual independent audits of its reserves estimates for some of its properties on a rotating basis. Over the past four years, these rotational independent audits have covered, in aggregate, properties which now represent more than 80% of the Company's proved reserves (on a boe basis) as at December 31, 2009. At the time of the audits, these audits have not revealed any material discrepancies in the reserves reported at such time using the standards in effect at the time of the audit. Talisman's IQRE oversees the preparation of the independent audits. Talisman maintains a Reserves Data Policy and Procedures Manual, which it updates as appropriate and on a periodic basis. It was last updated in 2009. Talisman also conducts periodic internal audits of the procedures, records and controls relating to the preparation of reserves data. Accordingly, Talisman considers the reliability of its internally generated reserves data to be not materially less than would be afforded by the independent evaluator requirements of NI 51-101.

24 TALISMAN ENERGY ANNUAL INFORMATION FORM

Reserves Estimates

Summary of Oil and Gas Reserves as of Fiscal Year-End Based on Average Fiscal Year Prices

The following table sets forth Talisman's estimates of its proved developed, proved undeveloped, total proved, probable developed, probable undeveloped and total probable reserves as at December 31, 2009. The reserves estimates included in this table were prepared using the standards of the US Securities and Exchange Commission ("SEC"), which requires that proved reserves be estimated using existing economic conditions.

Effective January 1, 2010, the SEC amended its oil and gas reporting requirements. Under the amended requirements, the price used for calculating reserves has been changed from a year-end single day price to an average price during the 12-month period for the most recent fiscal year, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within the period unless the prices are defined by contractual obligations (excluding escalations based on future conditions). The estimates in the following table have been prepared on that basis.

	Proved Developed [1,2]		Proved Undeveloped [1,3]		Total Proved [1]		Probable Developed [4,5]		Probable Undeveloped [4,6]		Total Probable [4]
	Gross [7]	Net [8]	Gross [7]	Net [8]	Gross [7]	Net [8]	Gross [7]	Net [8]	Gross [7]	Net [8]	Gross [7]	Net [8]

Oil and Natural Gas Liquids (mmbbls)

North America

Canada	92.6	82.1	8.4	7.3	101.0	89.4	20.3	17.4	8.3	6.6	28.6	24.0

United States	–	–	–	–	–	–	–	–	–	–	–	–

UK

United Kingdom	197.1	196.0	70.4	70.1	267.5	266.1	59.4	59.1	112.4	112.4	171.8	171.5

Scandinavia

Norway	26.1	26.1	29.8	29.8	55.9	55.9	22.7	22.7	42.3	42.3	65.0	65.0

Southeast Asia

Indonesia [9]	23.2	11.0	5.4	1.7	28.6	12.7	0.5	0.2	11.6	5.1	12.1	5.3

Malaysia	23.7	14.0	3.6	2.5	27.3	16.5	23.8	11.9	9.5	3.9	33.3	15.8

Australia	6.0	5.9	5.1	4.9	11.1	10.8	2.9	2.8	4.3	4.1	7.2	6.9

Vietnam	1.5	1.3	–	–	1.5	1.3	0.3	0.3	28.5	23.2	28.8	23.5

Other

Algeria	23.2	12.6	15.1	7.9	38.3	20.5	6.2	3.2	6.1	3.6	12.3	6.8

Tunisia	0.5	0.4	0.2	0.1	0.7	0.5	0.2	0.1	–	–	0.2	0.1

Total	393.9	349.4	138.0	124.3	531.9	473.7	136.3	117.7	223.0	201.2	359.3	318.9

Natural Gas (bcf)

North America

Canada	1,840.9	1,663.5	407.6	379.5	2,248.5	2,043.0	603.7	546.4	648.2	593.9	1,251.9	1,140.3

United States	197.9	171.1	452.8	395.1	650.7	566.2	7.7	6.7	524.5	453.6	532.2	460.3

UK

United Kingdom	22.4	22.4	2.1	2.1	24.5	24.5	20.2	20.2	168.8	168.8	189.0	189.0

Scandinavia

Norway	91.2	91.2	1.8	1.8	93.0	93.0	57.0	57.0	8.0	8.0	65.0	65.0

Southeast Asia

Indonesia [9]	1,231.6	915.2	645.9	458.9	1,877.5	1,374.1	3.7	2.3	714.3	500.0	718.0	502.3

Malaysia	320.8	225.5	55.9	35.9	376.7	261.4	154.5	84.1	97.8	63.9	252.3	148.0

Australia	–	–	–	–	–	–	–	–	–	–	–	–

Vietnam	–	–	–	–	–	–	–	–	23.1	23.1	23.1	23.1

Other

Algeria	–	–	–	–	–	–	–	–	–	–	–	–

Tunisia	0.8	0.8	1.0	0.9	1.8	1.7	0.7	0.6	0.1	0.1	0.8	0.7

Total	3,705.6	3,089.7	1,567.1	1,274.2	5,272.7	4,363.9	847.5	717.3	2,184.8	1,811.4	3,032.3	2,528.7

See footnotes on page 26.

TALISMAN ENERGY ANNUAL INFORMATION FORM 25

Notes:

1.
"Proved" reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible – from a given date forward, from known reservoirs and under existing economic conditions, operating methods and government regulations, prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for estimation.

2.
"Proved Developed" reserves are those reserves that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well. Additional oil and gas expected to be obtained through installed extraction equipment and infrastructure operational at the time of the reserves estimate are included as proved developed reserves.

3.
"Proved Undeveloped" reserves are those reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells for which a relatively major expenditure is required for recompletion. Inclusion of reserves on undrilled acreage is limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

4.
"Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered. Probable reserves can be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir. Includes reserves assigned to areas of a reservoir adjacent to proved reserves where data control or interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion.

5.
"Probable Developed" reserves are those reserves that are less certain to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well. Additional oil and gas expected to be obtained through installed extraction equipment and infrastructure operational at the time of the reserves estimate are included as probable developed reserves.

6.
"Probable Undeveloped" reserves are those reserves that are less certain to be recovered from new wells on undrilled acreage, or from existing wells for which a relatively major expenditure is required for recompletion.

7.
"Gross" reserves refer to the sum of (i) working interest reserves before deduction of royalty burdens payable, and (ii) royalty interest reserves. The Canadian Oil and Gas Evaluation Handbook ("COGEH") refers to this sum of reserves as "Company interest reserves". Royalty interest reserves for Canada were approximately 1.3 mmboe (proved) and 0.3 mmboe (probable) as at December 31, 2009. The inclusion of royalty interest volumes in gross reserves does not conform to COGEH standards applicable under NI 51-101.

8.
"Net" reserves are the remaining reserves of Talisman, after deduction of estimated royalty burdens and including royalty interests in the amount set out in note 7 above.

9.
Interests of various governments, other than working interests or income taxes, are accounted for as royalties. Royalties are reflected in "net" reserves using effective rates over the life of the contract.

A report on reserves data by Talisman's IQRE and a report of management and directors on oil and gas disclosure are provided in Schedules A and B, respectively, to this Annual Information Form. Talisman does not file estimates of its total oil and gas reserves with any US agency or federal authority other than the SEC.

In 2009, Talisman added 251 mmboe of proved reserves compared to production of 155 mmboe, for a replacement of 162% of 2009 production. The new reserves were a combination of new discoveries, additions, revisions and revisions due to price. North America accounts for the largest increase in reserves as a result of the successful drilling programs in both the Marcellus and Montney shale plays. The UK's significant reserves revision is the result of price revisions.

Talisman added 117 mmbbls of gross proved oil and liquids reserves through drilling and revisions. The UK (50%) and North America (19%) account for the majority of Talisman's oil and liquids reserves as at December 31, 2009. International reserves additions are dependent on the timing of project approvals and drilling results. In 2009, Talisman had one project sanctioned in Southeast Asia.

Talisman added 805 bcf of gross proved natural gas reserves through drilling and revisions. In North America, gross total proved natural gas reserves were 2.9 tcf at December 31, 2009, up 10% from the previous year. Talisman's total gross proved natural gas reserves were 5.3 tcf at December 31, 2009, down 1% from the previous year. North America comprised 55% of the Company's gross total proved natural gas reserves as at December 31, 2009.

Talisman's proved undeveloped reserves were 399 mmboe as at December 31, 2009. In 2009, Talisman converted 48 mmboe (13% of the Company's 2008 proved undeveloped reserves) into proved developed reserves. Talisman spent approximately $1.1 billion in 2009 in order to develop its proved undeveloped reserves. As at December 31, 2009, the only material proved undeveloped reserves that were five years or older are in Indonesia (36 mmboe) and Malaysia (9 mmboe). These are gas reserves that will be drilled as needed in the next five years to meet gas deliverability requirements for existing gas contracts. In 2009, Talisman sold 56 mmboe of proved undeveloped reserves.

Talisman booked certain of its proved undeveloped reserves in North America as a result of revisions to the SEC oil and gas rules, which now permit the assignment of proved undeveloped reserves at distances greater than directly offsetting development spacing areas where there exists reliable technology that establishes reasonable certainty of economic producibility. Talisman utilized a combination of 3D seismic, core analyses, borehole logs, well tests, production history and numerical simulation in order to attain the reasonable certainty required to book proved undeveloped reserves. In 2009, Talisman added 73 mmboe of proved undeveloped reserves as a result of additions, revisions and price revisions in North America.

26 TALISMAN ENERGY ANNUAL INFORMATION FORM

Other Oil and Gas Information

The following tables reflect activities from assets that are classified as both continuing operations and, until disposed of, discontinued operations for financial reporting purposes.

Continuity of Net Proved Reserves 1

	Canada [3]	US	UK	Scandinavia	Indonesia	Other Southeast Asia	Other	Total

Oil and liquids (mmbbls)

Total proved

Proved reserves at December 31, 2006	138.3	–	377.8	61.8	14.3	39.6	33.4	665.2

Discoveries, additions and extensions	5.9	–	6.4	11.2	0.7	0.2	1.1	25.5

Purchase of reserves	–	–	–	–	1.0	–	–	1.0

Sale of reserves	(9.8)	–	(4.1)	–	–	–	–	(13.9)

Net revisions and transfers	2.0	–	42.1	5.3	(0.6)	(2.8)	(1.8)	44.2

2007 Production	(12.5)	–	(36.9)	(11.1)	(1.8)	(6.9)	(5.1)	(74.3)

Proved reserves at December 31, 2007	123.9	–	385.3	67.2	13.6	30.1	27.6	647.7

Discoveries, additions and extensions	12.1	–	15.0	8.3	–	(0.3)	(0.3)	34.8

Purchase of reserves	0.3	–	–	–	–	–	–	0.3

Sale of reserves	(0.3)	–	(17.5)	(1.6)	–	–	–	(19.4)

Net revisions and transfers	7.4	–	(133.2)	(5.3)	4.2	2.0	3.1	(121.8)

2008 Production	(11.9)	–	(34.2)	(12.0)	(1.7)	(4.7)	(4.1)	(68.6)

Proved reserves at December 31, 2008	131.5	–	215.4	56.6	16.1	27.1	26.3	473.0

Discoveries, additions and extensions	4.0	–	5.2	1.1	(0.5)	5.3	6.5	21.6

Purchase of reserves	0.1	–	–	–	0.7	–	–	0.8

Sale of reserves	(39.0)	–	(0.2)	(4.0)	–	–	(3.7)	(46.9)

Net revisions and transfers	2.7	–	76.8	14.5	(1.8)	3.8	(4.7)	91.3

2009 Production	(9.9)	–	(31.1)	(12.3)	(1.8)	(7.6)	(3.4)	(66.1)

Proved reserves at December 31, 2009 [2]	89.4	–	266.1	55.9	12.7	28.6	21.0	473.7

Proved developed

December 31, 2006	130.1	–	252.9	25.6	12.2	24.7	25.8	471.3

December 31, 2007	118.9	–	342.6	25.6	10.7	18.9	25.4	542.1

December 31, 2008	122.0	–	172.0	24.8	13.5	17.7	20.2	370.2

December 31, 2009	82.1	–	196.0	26.1	11.0	21.2	13.0	349.4

See footnotes on page 28.

TALISMAN ENERGY ANNUAL INFORMATION FORM 27

Natural gas (bcf)

Total proved

Proved reserves at December 31, 2006	2,153.8	123.8	178.1	76.3	1,174.2	276.5	229.3	4,212.0

Discoveries, additions and extensions	254.5	17.7	4.3	9.8	78.3	(1.6)	(10.2)	352.8

Purchase of reserves	3.3	–	–	–	192.2	–	–	195.5

Sale of reserves	(117.9)	–	(53.0)	–	–	–	–	(170.9)

Net revisions and transfers	29.8	(6.0)	(5.3)	(2.1)	(28.9)	(13.1)	4.3	(21.3)

2007 Production	(236.4)	(26.5)	(23.9)	(5.1)	(56.8)	(16.3)	(0.1)	(365.1)

Proved reserves at December 31, 2007	2,087.1	109.0	100.2	78.9	1,359.0	245.5	223.3	4,203.0

Discoveries, additions and extensions	249.7	29.4	12.4	12.1	(30.3)	20.2	0.4	293.9

Purchase of reserves	11.9	2.4	–	–	–	–	–	14.3

Sale of reserves	(55.2)	–	–	–	–	–	–	(55.2)

Net revisions and transfers	113.3	1.3	(3.2)	17.8	143.0	42.8	(0.7)	314.3

2008 Production	(237.6)	(22.9)	(13.8)	(6.9)	(64.0)	(18.8)	(0.2)	(364.2)

Proved reserves at December 31, 2008	2,169.2	119.2	95.6	101.9	1,407.7	289.7	222.8	4,406.1

Discoveries, additions and extensions	185.6	474.6	–	(0.5)	62.8	25.3	–	747.8

Purchase of reserves	14.2	–	–	–	7.5	–	–	21.7

Sale of reserves	(115.8)	(1.4)	(67.0)	–	–	–	(220.0)	(404.2)

Net revisions and transfers	28.2	–	2.9	12.7	(19.5)	(33.3)	(1.0)	(10.0)

2009 Production	(238.4)	(26.2)	(7.0)	(21.1)	(84.4)	(20.3)	(0.1)	(397.5)

Proved reserves at December 31, 2009 [2]	2,043.0	566.2	24.5	93.0	1,374.1	261.4	1.7	4,363.9

Proved developed

December 31, 2006	1,747.1	113.8	123.2	8.6	856.8	38.7	0.5	2,888.7

December 31, 2007	1,725.0	95.7	86.7	7.0	811.1	44.4	1.0	2,770.9

December 31, 2008	1,785.8	101.8	65.5	99.0	1,022.2	149.0	1.2	3,224.5

December 31, 2009	1,663.5	171.1	22.4	91.2	915.2	225.5	0.8	3,089.7

Notes:

1.
For definitions of reserves, see the notes found on page 26 of this Annual Information Form.

2.
2009 net proved reserves above have been prepared using 12-month average prices. Net proved reserves estimates are not significantly impacted using single day December 31 prices.

3.
Canadian net proved reserves exclude synthetic crude oil reserves: 2006 – 32 mmbbls; 2007 – 0 mmbbls (asset sold).

28 TALISMAN ENERGY ANNUAL INFORMATION FORM

Continuity of Gross Proved Reserves 1

	Canada [2]	US	UK	Scandinavia	Indonesia	Other Southeast Asia	Other	Total

Oil and liquids (mmbbls)

Total proved

Proved reserves at December 31, 2006	166.6	–	380.8	61.9	36.0	62.3	58.9	766.5

Discoveries, additions and extensions	7.2	–	6.4	11.2	2.2	0.5	1.8	29.3

Purchase of reserves	–	–	–	–	1.1	–	–	1.1

Sale of reserves	(13.4)	–	(4.6)	–	–	–	–	(18.0)

Net revisions and transfers	8.2	–	41.8	5.4	0.5	2.7	(0.4)	58.2

2007 Production	(15.8)	–	(37.2)	(11.2)	(4.1)	(12.0)	(7.5)	(87.8)

Proved reserves at December 31, 2007	152.8	–	387.2	67.3	35.7	53.5	52.8	749.3

Discoveries, additions and extensions	13.7	–	15.0	8.3	0.4	0.2	(0.7)	36.9

Purchase of reserves	0.3	–	–	–	–	–	–	0.3

Sale of reserves	(0.3)	–	(17.5)	(1.7)	–	–	–	(19.5)

Net revisions and transfers	2.6	–	(133.7)	(5.3)	0.6	(5.6)	0.6	(140.8)

2008 Production	(14.8)	–	(34.3)	(12.0)	(4.3)	(8.7)	(7.6)	(81.7)

Proved reserves at December 31, 2008	154.3	–	216.7	56.6	32.4	39.4	45.1	544.5

Discoveries, additions and extensions	4.8	–	5.2	1.1	(1.7)	7.4	12.2	29.0

Purchase of reserves	0.2	–	–	–	1.0	–	–	1.2

Sale of reserves	(45.7)	–	(0.2)	(4.0)	–	–	(3.8)	(53.7)

Net revisions and transfers	–	–	77.0	14.5	1.1	3.8	(8.6)	87.8

2009 Production	(12.6)	–	(31.2)	(12.3)	(4.2)	(10.7)	(5.9)	(76.9)

Proved reserves at December 31, 2009	101.0	–	267.5	55.9	28.6	39.9	39.0	531.9

Proved developed

December 31, 2006	156.4	–	255.7	25.7	30.4	39.8	43.3	551.3

December 31, 2007	146.2	–	344.5	25.6	28.2	31.3	48.2	624.0

December 31, 2008	143.4	–	173.3	24.8	26.0	24.9	35.2	427.6

December 31, 2009	92.6	–	197.1	26.1	23.2	31.2	23.7	393.9

See footnotes on page 30.

TALISMAN ENERGY ANNUAL INFORMATION FORM 29

Natural gas (bcf)

Total proved

Proved reserves at December 31, 2006	2,661.3	143.8	182.8	76.3	1,702.5	406.3	229.9	5,402.9

Discoveries, additions and extensions	336.5	20.3	4.3	9.8	118.7	(3.8)	(10.1)	475.7

Purchase of reserves	4.6	–	–	–	247.2	–	–	251.8

Sale of reserves	(154.5)	–	(56.8)	–	–	–	–	(211.3)

Net revisions and transfers	6.2	(6.4)	(4.8)	(2.1)	(3.2)	6.1	4.4	0.2

2007 Production	(288.4)	(31.2)	(25.3)	(5.1)	(83.3)	(21.6)	(0.2)	(455.1)

Proved reserves at December 31, 2007	2,565.7	126.5	100.2	78.9	1,981.9	387.0	224.0	5,464.2

Discoveries, additions and extensions	308.2	33.9	12.4	12.1	1.3	27.0	0.4	395.3

Purchase of reserves	15.3	2.8	–	–	–	–	–	18.1

Sale of reserves	(65.3)	–	–	–	–	–	–	(65.3)

Net revisions and transfers	(30.3)	1.4	(3.2)	17.8	–	(2.5)	(0.8)	(17.6)

2008 Production	(286.6)	(26.7)	(13.8)	(6.9)	(97.2)	(24.9)	(0.2)	(456.3)

Proved reserves at December 31, 2008	2,507.0	137.9	95.6	101.9	1,886.0	386.6	223.4	5,338.4

Discoveries, additions and extensions	201.2	544.5	–	(0.5)	88.6	27.9	–	861.7

Purchase of reserves	15.9	–	–	–	8.7	–	–	24.6

Sale of reserves	(137.6)	(1.5)	(67.0)	–	–	–	(220.5)	(426.6)

Net revisions and transfers	(75.3)	0.1	2.9	12.7	14.8	(11.1)	(1.0)	(56.9)

2009 Production	(262.7)	(30.3)	(7.0)	(21.1)	(120.6)	(26.7)	(0.1)	(468.5)

Proved reserves at December 31, 2009	2,248.5	650.7	24.5	93.0	1,877.5	376.7	1.8	5,272.7

Proved developed
December 31, 2006	2,162.5	132.5	126.4	8.6	1,255.9	51.9	0.5	3,738.3

December 31, 2007	2,125.6	111.4	86.7	7.0	1,197.6	58.2	1.1	3,587.6

December 31, 2008	2,066.8	117.9	65.5	99.0	1,348.9	199.0	1.2	3,898.3

December 31, 2009	1,840.9	197.9	22.4	91.2	1,231.6	320.8	0.8	3,705.6

Notes:

1.
Talisman's estimate of its reserves as at December 31, 2009 is based on average pricing methodology. Talisman's estimates of its reserves for years ended prior to December 31, 2009 were based on a single-day end of year price basis (using existing economic and operating conditions). For definitions of reserves, see the notes found on page 26 of this Annual Information Form.

2.
Canadian gross proved reserves exclude synthetic crude oil reserves: 2006 – 38.9 mmbbls; 2007 – 0 mmbbls (asset sold).

30 TALISMAN ENERGY ANNUAL INFORMATION FORM

Standardized Measure of Discounted Future Net Cash Flows From Proved Reserves

Future net cash flows were calculated by applying the prescribed average annual prices to the Company's estimated future production of proved reserves and deducting estimates of future development, asset retirement, production and transportation costs, and income taxes. Future costs have been estimated based on existing economic and operating conditions. Future income taxes have been estimated based on statutory tax rates enacted at year-end. The present values of the estimated future cash flows were determined by applying a 10% discount rate prescribed by the Financial Accounting Standards Board.

In order to increase the comparability between companies, the standardized measure of discounted future net cash flows necessarily employs uniform assumptions that do not necessarily reflect management's best estimate of future events and anticipated outcomes. There are numerous uncertainties inherent in estimating quantities of proved reserves and projecting future rates of production and timing of development expenditures. Accordingly, the Company does not believe that the standardized measure of discounted future net cash flows will be representative of actual future net cash flows and should not be considered to represent the fair market value of the oil and gas properties. Actual future net cash flows will differ significantly from estimates due to, but not limited to, the following:

•
production rates will differ from those estimated both in terms of timing and amount. For example, future production may include significant additional volumes from unproved reserves;

•
future prices and economic conditions will differ from those used in the preparation of the estimates;

•
future production and development costs will be determined by future events and will differ from those used in the preparation of the estimates; and

•
estimated income taxes will differ in terms of amounts and timing dependent on the above factors, changes in enacted rates and the impact of future expenditures on unproved properties.

The standardized measure of discounted future net cash flows was prepared using the following prices:

	2009	2008	2007

Oil and liquids ($/bbl)

Canada (North America) [1]	55.74	37.11	71.28

US	–	–	–

UK	69.28	45.74	94.93

Scandinavia	68.62	44.64	95.46

Indonesia	70.32	–	–

Southeast Asia	68.55	38.98	98.58

Other	68.26	46.06	96.33

Total	66.56	42.31	90.69

Natural gas ($/mcf)

Canada (North America) [2]	4.06	6.94	6.89

US	4.54	–	–

UK	4.23	10.36	6.78

Scandinavia	5.97	9.69	9.22

Indonesia [2]	5.50	–	–

Southeast Asia	5.11	3.47	5.97

Other	7.30	1.72	2.56

Total	4.74	5.36	6.35

Note:

1.
The price for Talisman's oil in North America is lower than other oil prices as it is a heavier grade.

2.
Prices for Canada and the US are reported as North America and prices for Indonesia are reported as Southeast Asia in 2008 and 2007.

In order to derive the prices in the cash flow, the following benchmark prices and exchange rates were used:

	2009	2008	2007

WTI (US$/bbl)	61.18	44.60	95.98

Dated Brent (US$/bbl)	59.91	36.55	96.02

HH gas (US$/mmbtu)	3.82	5.71	6.80

AECO-C (C$/GJ)	3.58	6.02	6.18

US$/C$	0.8687	0.8166	1.0120

C$/UK£	1.7907	1.7896	1.9600

TALISMAN ENERGY ANNUAL INFORMATION FORM 31

Discounted Future Net Cash Flows from Proved Reserves 3

Years ended December 31	North America				Southeast Asia
(millions of C$)	Canada	US	UK	Scandinavia	Indonesia	Other SEA [2]	Other	Total

2009

Future cash inflows [1]	13,357	2,581	18,534	4,390	8,322	3,231	1,456	51,871

Future costs

Transportation	(473)	(9)	(370)	(100)	(837)	–	(61)	(1,850)

Production	(5,102)	(563)	(11,547)	(2,138)	(1,230)	(1,211)	(354)	(22,145)

Development and site restoration	(2,340)	(725)	(5,487)	(1,090)	(658)	(767)	(229)	(11,296)

Future costs	(7,915)	(1,297)	(17,404)	(3,328)	(2,725)	(1,978)	(644)	(35,291)

Future inflows before income taxes	5,442	1,284	1,130	1,062	5,597	1,253	812	16,580

Future income & production revenue taxes	(1,005)	–	(511)	315	(2,314)	(153)	(276)	(3,944)

Net cash flows	4,437	1,284	619	1,377	3,283	1,100	536	12,636

Less 10% annual discount for estimated timing of cash flows	(1,923)	(840)	434	(254)	(1,439)	(225)	(199)	(4,446)

Discounted cash flows	2,514	444	1,053	1,123	1,844	875	337	8,190

	North America [2]	UK	Scandinavia	Southeast Asia [2]	Other	Total

2008

Future cash inflows [1]	20,889	10,840	3,513	7,635	1,600	44,477

Future costs

Transportation	(598)	(686)	(185)	(686)	(59)	(2,214)

Production	(7,846)	(5,897)	(1,675)	(2,431)	(473)	(18,322)

Development and site restoration	(3,255)	(4,493)	(1,170)	(1,025)	(274)	(10,217)

Future costs	(11,699)	(11,076)	(3,030)	(4,142)	(806)	(30,753)

Future inflows before income taxes	9,190	(236)	483	3,493	794	13,724

Future income & production revenue taxes	(1,765)	508	630	(1,458)	(374)	(2,459)

Net cash flows	7,425	272	1,113	2,035	420	11,265

Less 10% annual discount for estimated timing of cash flows	(3,097)	212	(250)	(878)	(135)	(4,148)

Discounted cash flows	4,328	484	863	1,157	285	7,117

2007

Future cash inflows [1]	24,094	37,256	7,140	13,836	3,234	85,560

Future costs

Transportation	(584)	(772)	(194)	(607)	(60)	(2,217)

Production	(7,042)	(16,090)	(2,028)	(2,234)	(456)	(27,850)

Development and site restoration	(2,911)	(6,001)	(1,851)	(1,194)	(214)	(12,171)

Future costs	(10,537)	(22,863)	(4,073)	(4,035)	(730)	(42,238)

Future inflows before income taxes	13,557	14,393	3,067	9,801	2,504	43,322

Future income & production revenue taxes	(2,915)	(8,026)	(1,585)	(3,964)	(1,013)	(17,503)

Net cash flows	10,642	6,367	1,482	5,837	1,491	25,819

Less 10% annual discount for estimated timing of cash flows	(4,557)	(1,271)	(371)	(2,321)	(521)	(9,041)

Discounted cash flows	6,085	5,096	1,111	3,516	970	16,778

Notes:

1.
Net oil and gas revenue derived from proved reserves is net of applicable royalties.

2.
North America includes Canada and the US in 2008 and 2007. Southeast Asia includes Indonesia, Malaysia, Vietnam and Australia in 2008 and 2007. Other Southeast Asia includes Malaysia, Vietnam and Australia in 2009.

3.
2009 future net cash flows above have been prepared using 12-month average prices. Future net cash flows would have been approximately 50% higher using the following single day December 31 prices and exchange rates: WTI crude oil – US$79.36/bbl and HH natural gas US$5.79/mmbtu, US$0.96/C$ and C$1.69/UK£.

32 TALISMAN ENERGY ANNUAL INFORMATION FORM

Principal Sources of Changes in Discounted Cash Flows

Years ended December 31 (millions of C$)	2009	2008	2007

Sales of oil and gas produced net of production costs	(4,280)	(7,562)	(5,923)

Net change in prices	4,901	(15,881)	10,218

Net change in transportation costs	223	(73)	316

Net changes in production costs	(706)	(1,049)	(1,359)

Net changes in future development & site restoration costs	(710)	(842)	(719)

Development costs incurred during year	1,677	2,066	1,955

Extensions, discoveries and improved recovery	1,062	708	1,451

Revisions of previous reserves estimates	406	(141)	1,515

Net purchases	17	33	176

Net sales of reserves in place	(807)	(371)	(929)

Accretion of discount	832	2,839	2,055

Net change in taxes	(1,460)	9,930	(4,076)

Other	(82)	682	(921)

Net change	1,073	(9,661)	3,759

TALISMAN ENERGY ANNUAL INFORMATION FORM 33

Results of Operations from Oil and Gas Producing Activities

Year ended December 31		North America [2]				Southeast Asia [5]
(millions of C$)		Canada	US	UK [3]	Scandinavia [4]	Indonesia	Other SEA	Other [6]	Total

2009
Net oil and gas revenue derived from proved reserves [1]		1,667	126	2,183	986	700	620	265	6,547

Less:	Production costs	555	30	872	285	104	151	48	2,045

	Transportation	55	4	46	54	55	–	8	222

	Exploration and dry hole expense	222	53	48	92	26	302	142	885

	Depreciation, depletion and amortization	894	151	837	411	51	331	48	2,723

	Tax expense (recovery)	(15)	(43)	255	112	219	–	33	561

Results of operations		(44)	(69)	125	32	245	(164)	(14)	111

		North America [2]	UK [3]	Scandinavia [4]	Southeast Asia [5]	Other [6]	Total

2008
Net oil and gas revenue derived from proved reserves [1]		3,272	3,548	1,235	1,413	418	9,886

Less:	Production costs	594	1,009	280	195	34	2,112

	Transportation	68	52	35	48	9	212

	Exploration and dry hole expense	444	148	141	87	117	937

	Depreciation, depletion and amortization	1,079	1,150	477	251	61	3,018

	Tax expense	270	658	224	392	115	1,659

Results of operations		817	531	78	440	82	1,948

2007
Net oil and gas revenue derived from proved reserves [1]		2,670	2,942	899	1,254	411	8,176

Less:	Production costs	538	992	289	169	39	2,027

	Transportation	66	70	35	47	8	226

	Exploration and dry hole expense	525	148	116	70	142	1,001

	Depreciation, depletion and amortization	1,030	626	341	243	59	2,299

	Tax expense	116	643	95	359	102	1,315

Results of operations		395	463	23	366	61	1,308

Notes:

1.
Net oil and gas revenue derived from proved reserves is net of applicable royalties.

2.
North America includes operations in Canada and the US.

3.
UK includes operations in the UK and the Netherlands (until the sale of the Netherlands assets in 2009).

4.
Scandinavia includes operations in Norway and Denmark (until the sale of the Danish assets in 2008).

5.
Southeast Asia includes operations in Indonesia, Malaysia, Vietnam, Australia, and Papua New Guinea.

6.
Other includes North Africa (Algeria and Tunisia) and Trinidad and Tobago (until the sale of Trinidad and Tobago assets in 2009) as well as other international areas.

34 TALISMAN ENERGY ANNUAL INFORMATION FORM

Capitalized Costs Relating to Oil and Gas Activities

Year ended December 31		North America [1]				Southeast Asia [4]
(millions of C$)		Canada	US	UK [2]	Scandinavia [3]	Indonesia	Other SEA	Other [5]	Total

2009
Proved properties		7,106	1,351	8,603	3,313	1,275	2,635	410	24,693

Unproved properties		856	410	435	136	70	490	552	2,949

Incomplete wells and facilities		30	10	9	7	2	56	78	192

		7,992	1,771	9,047	3,456	1,347	3,181	1,040	27,834

Less:	Accumulated depreciation, depletion and amortization	1,064	608	4,498	1,414	488	1,176	203	9,451

Net capitalized costs		6,928	1,163	4,549	2,042	859	2,005	837	18,383

		North America [1]	UK [2]	Scandinavia [3]	Southeast Asia [4]	Other [5]	Total

2008
Proved properties		9,354	8,559	2,638	3,934	731	25,216

Unproved properties		774	569	227	522	650	2,742

Incomplete wells and facilities		218	23	8	71	42	362

		10,346	9,151	2,873	4,527	1,423	28,320

Less:	Accumulated depreciation, depletion and amortization	1,911	4,329	1,064	1,548	351	9,203

Net capitalized costs		8,435	4,822	1,809	2,979	1,072	19,117

2007
Proved properties		7,883	8,232	2,327	2,675	596	21,713

Unproved properties		326	922	192	232	57	1,729

Incomplete wells and facilities		166	71	7	53	5	302

		8,375	9,225	2,526	2,960	658	23,744

Less:	Accumulated depreciation, depletion and amortization	1,167	3,561	753	991	221	6,693

Net capitalized costs		7,208	5,664	1,773	1,969	437	17,051

Notes:

1.
North America includes operations in Canada and the US.

2.
UK includes operations in the UK and the Netherlands (until the sale of the Netherlands assets in 2009).

3.
Scandinavia includes operations in Norway and Denmark (until the sale of the Danish assets in 2008).

4.
Southeast Asia includes operations in Indonesia, Malaysia, Vietnam, Australia, and Papua New Guinea.

5.
Other includes North Africa (Algeria and Tunisia) and Trinidad and Tobago (until the sale of Trinidad and Tobago in 2009) as well as other international areas.

TALISMAN ENERGY ANNUAL INFORMATION FORM 35

Costs Incurred in Oil and Gas Activities

	North America [1]				Southeast Asia [4]
Years ended December 31 (millions of C$)	Canada	US	UK [2]	Scandinavia [3]	Indonesia	Other SEA	Other [5]	Total

2009
Property acquisition costs

Proved	147	1	–	–	2	–	–	150

Unproved	394	392	–	–	8	343	47	1,184

Exploration costs	339	188	149	157	28	195	217	1,273

Development costs	436	120	523	578	43	385	59	2,144

Asset retirement costs	(17)	4	208	41	10	5	4	255

Total costs incurred	1,299	705	880	776	91	928	327	5,006

	North America [1]	UK [2]	Scandinavia [3]	Southeast Asia [4]	Other [5]	Total

2008
Property acquisition costs

Proved	71	–	–	–	–	71

Unproved	833	–	–	6	430	1,269

Exploration costs	770	188	165	303	159	1,585

Development costs	965	576	720	452	33	2,746

Asset retirement costs	45	48	3	9	1	106

Total costs incurred	2,684	812	888	770	623	5,777

2007
Property acquisition costs

Proved	23	–	–	253	–	276

Unproved	122	–	–	156	10	288

Exploration costs	749	246	148	171	144	1,458

Development costs	849	1,007	465	340	64	2,725

Asset retirement costs	121	–	124	53	8	306

Total costs incurred	1,864	1,253	737	973	226	5,053

Notes:

1.
North America includes operations in Canada and the US.

2.
UK includes operations in the UK and the Netherlands (until the sale of the Netherlands assets in 2009).

3.
Scandinavia includes operations in Norway and Denmark (until the sale of the Danish assets in 2008).

4.
Southeast Asia includes operations in Indonesia, Malaysia, Vietnam, Australia, and Papua New Guinea.

5.
Other includes North Africa (Algeria and Tunisia) and Trinidad and Tobago (until the sale of Trinidad and Tobago assets in 2009) as well as other international areas.

36 TALISMAN ENERGY ANNUAL INFORMATION FORM

Product Netbacks After Royalties 1,2

Net of Royalties – US$	2009	2008	2007

North America
Oil and liquids (US$/bbl)

Sales price	48.13	81.96	55.75

Hedging gain	–	0.01	1.96

Transportation	0.65	0.49	0.51

Operating costs	12.71	13.10	11.80

	34.77	68.38	45.40

Natural gas (US$/mcf)

Sales price	4.12	8.23	6.40

Hedging gain	–	–	0.30

Transportation	0.17	0.22	0.21

Operating costs	1.43	1.55	1.35

	2.52	6.46	5.14

UK

Oil and liquids (US$/bbl)

Sales price	59.86	94.17	72.06

Hedging loss	–	(0.82)	(0.22)

Transportation	1.07	1.11	1.47

Operating costs	24.08	27.81	23.76

	34.71	64.43	46.61

Natural gas (US$/mcf)

Sales price	4.14	9.14	6.70

Transportation	0.96	0.77	0.37

Operating costs	0.13	0.46	1.12

	3.05	7.91	5.21

Scandinavia

Oil and liquids (US$/bbl)

Sales price	61.06	95.13	73.60

Transportation	2.06	2.29	2.37

Operating costs	18.69	22.13	23.96

	40.31	70.71	47.27

Natural gas (US$/mcf)

Sales price	5.13	6.70	4.50

Transportation	1.02	0.90	1.15

Operating costs	0.81	–	–

	3.30	5.80	3.35

TALISMAN ENERGY ANNUAL INFORMATION FORM 37

Product Netbacks After Royalties 1,2 (continued)

Net of Royalties – US$	2009	2008	2007

Southeast Asia

Oil and liquids (US$/bbl)

Sales price	62.32	94.64	76.61

Transportation	0.53	0.73	0.70

Operating costs	16.54	23.40	13.25

	45.25	70.51	62.66

Natural gas (US$/mcf)

Sales price	5.60	9.49	6.91

Transportation	0.42	0.52	0.53

Operating costs	0.58	0.61	0.57

	4.60	8.36	5.81

Other
Oil (US$/bbl)

Sales price	64.83	98.73	75.75

Transportation	2.19	1.92	1.40

Operating costs	10.02	10.11	7.01

	52.62	86.70	67.34

Total Company
Oil and liquids (US$/bbl)

Sales price	58.99	92.61	70.47

Hedging gain (loss)	–	(0.41)	0.22

Transportation	1.17	1.22	1.35

Operating costs	19.61	22.78	19.41

	38.21	68.20	49.93

Natural gas (US$/mcf)

Sales price	4.63	8.57	6.52

Hedging gain	–	–	0.21

Transportation	0.30	0.32	0.30

Operating costs	1.17	1.27	1.16

	3.16	6.98	5.27

Notes:

1.
Pursuant to US reporting practice, netbacks are calculated using US$ and production after deduction of royalty volumes.

2.
Unit operating costs include pipeline costs for the UK. Prior years have been restated accordingly. Netbacks do not include synthetic oil.

38 TALISMAN ENERGY ANNUAL INFORMATION FORM

Product Netbacks (Gross) 1

The following table provides information on product netbacks on a gross basis expressed in C$ on a quarterly basis for the periods indicated.

	2009					2008					2007
	Total	Three months ended				Total	Three months ended				Total
C$ Gross	Year	Dec 31	Sep 30	Jun 30	Mar 31	Year	Dec 31	Sep 30	Jun 30	Mar 31	Year

North America

Oil and liquids ($/bbl)

Sales price	54.96	64.24	60.17	56.55	42.65	85.52	51.78	104.10	105.27	80.79	59.53

Hedging gain (loss)	–	–	–	–	–	0.01	–	–	0.06	(0.03)	1.72

Royalties	11.29	15.37	12.23	11.60	7.30	16.80	8.59	20.26	21.62	16.71	12.37

Transportation	0.59	0.50	0.62	0.80	0.45	0.42	0.38	0.36	0.42	0.51	0.44

Operating costs	11.53	12.45	8.57	12.30	12.48	11.17	10.82	12.39	11.92	9.50	9.98

	31.55	35.92	38.75	31.85	22.42	57.14	31.99	71.09	71.37	54.04	38.46

Natural gas ($/mcf)

Sales price	4.70	4.86	4.05	4.37	5.51	8.66	7.23	9.18	10.25	7.86	6.90

Hedging gain	–	–	–	–	–	–	–	–	–	–	0.26

Royalties	0.46	0.34	0.32	0.31	0.85	1.46	1.05	1.61	1.75	1.40	1.22

Transportation	0.18	0.19	0.22	0.15	0.14	0.20	0.21	0.20	0.19	0.19	0.18

Operating costs	1.47	1.40	1.37	1.60	1.53	1.37	1.36	1.32	1.50	1.28	1.19

	2.59	2.93	2.14	2.31	2.99	5.63	4.61	6.05	6.81	4.99	4.57

UK

Oil and liquids ($/bbl)

Sales price	68.36	78.78	74.59	67.73	56.36	98.35	58.10	115.11	123.25	97.33	76.47

Hedging gain (loss)	–	–	–	–	–	(0.82)	0.01	(0.46)	(1.77)	(1.24)	(0.16)

Royalties	0.17	0.27	0.15	0.21	0.08	0.37	0.22	0.58	0.18	0.47	0.77

Transportation	1.22	1.59	1.01	1.06	1.24	1.18	1.35	1.22	1.31	0.79	1.56

Operating costs	27.43	30.00	35.32	24.83	22.12	29.31	26.35	29.31	31.02	30.92	25.16

	39.54	46.92	38.11	41.63	32.92	66.67	30.19	83.54	88.97	63.91	48.82

Natural gas ($/mcf)

Sales price	5.86	4.41	3.24	4.24	5.93	9.78	10.62	10.06	9.76	8.52	7.19

Royalties	–	–	(0.02)	0.01	–	0.01	0.01	0.01	–	0.01	0.40

Transportation	1.17	0.87	2.38	1.08	0.59	0.82	0.68	1.46	0.64	0.52	0.37

Operating costs	0.93	–	0.31	0.13	0.17	0.50	0.76	0.45	0.46	0.29	1.16

	3.76	3.54	0.57	3.02	5.17	8.45	9.17	8.14	8.66	7.70	5.26

Scandinavia

Oil and liquids ($/bbl)

Sales price	69.73	77.61	76.53	67.89	56.50	99.23	59.08	112.39	129.08	99.30	78.16

Royalties	–	–	–	–	–	0.21	–	–	0.53	0.31	0.33

Transportation	2.36	2.28	2.24	2.35	2.55	2.41	2.08	2.67	2.43	2.50	2.53

Operating costs	21.34	18.79	27.27	20.45	19.81	23.53	24.82	22.99	21.80	24.41	25.45

	46.03	56.54	47.02	45.09	34.14	73.08	32.18	86.73	104.32	72.08	49.85

Natural gas ($/mcf)

Sales price	5.86	4.99	4.83	4.22	9.88	7.16	8.44	7.72	6.77	5.78	4.78

Transportation	1.17	1.04	1.46	1.61	0.80	0.93	0.28	1.70	0.88	0.90	1.23

Operating costs	0.93	0.76	1.28	1.07	0.88	–	–	–	–	–	–

	3.76	3.19	2.09	1.54	8.20	6.23	8.16	6.02	5.89	4.88	3.55

See footnote on page 40.

TALISMAN ENERGY ANNUAL INFORMATION FORM 39

Product Netbacks (Gross) 1 (continued)

	2009					2008					2007
	Total	Three months ended				Total	Three months ended				Total
C$ Gross	Year	Dec 31	Sep 30	Jun 30	Mar 31	Year	Dec 31	Sep 30	Jun 30	Mar 31	Year

Southeast Asia

Oil and liquids ($/bbl)

Sales price	71.17	84.26	74.30	70.61	52.69	97.63	36.64	117.52	136.86	99.66	82.03

Royalties	26.33	32.00	28.97	23.98	18.93	51.24	16.35	70.66	69.64	48.74	37.87

Transportation	0.38	0.32	0.25	0.44	0.56	0.38	0.71	0.30	0.05	0.45	0.40

Operating costs	11.90	12.60	9.65	13.87	11.94	11.89	13.47	13.02	12.47	8.75	7.60

	32.56	39.34	35.43	32.32	21.26	34.12	6.11	33.54	54.70	41.72	36.16

Natural gas ($/mcf)

Sales price	6.40	7.19	6.92	6.01	5.35	9.94	6.53	12.37	11.67	9.07	7.33

Royalties	1.87	2.17	1.93	1.60	1.76	3.31	2.71	3.97	3.84	2.63	2.27

Transportation	0.34	0.40	0.27	0.24	0.45	0.35	0.05	0.50	0.64	0.22	0.39

Operating costs	0.47	0.46	0.44	0.47	0.52	0.43	0.45	0.44	0.42	0.43	0.42

	3.72	4.16	4.28	3.70	2.62	5.85	3.32	7.46	6.77	5.79	4.25

Other

Oil ($/bbl)

Sales price	74.03	100.59	71.45	69.75	59.04	102.51	53.50	115.24	141.12	102.48	80.37

Royalties	32.28	59.07	36.38	24.60	14.87	46.41	35.45	51.84	60.59	38.89	26.54

Transportation	1.41	1.43	1.51	1.33	1.39	1.12	1.30	1.10	1.09	1.00	1.01

Operating costs	6.45	5.73	5.80	7.42	6.69	5.87	5.90	5.75	5.60	6.20	5.03

	33.89	34.36	27.76	36.40	36.09	49.11	10.85	56.55	73.84	56.39	47.79

Total Company

Oil and liquids ($/bbl)

Sales price	67.36	79.18	72.24	66.48	53.64	96.43	53.36	113.17	124.66	95.49	75.00

Hedging gain (loss)	–	–	–	–	–	(0.34)	0.01	(0.21)	(0.72)	(0.48)	0.24

Royalties	9.48	13.22	11.58	8.28	5.53	15.78	7.31	19.06	21.04	15.64	11.82

Transportation	1.15	1.29	1.00	1.11	1.20	1.09	1.19	1.11	1.09	0.97	1.22

Operating costs	19.24	19.99	21.46	18.72	17.23	20.21	19.47	20.91	20.80	19.64	17.52

	37.49	44.68	38.20	38.37	29.68	59.01	25.40	71.88	81.01	58.76	44.68

Natural gas ($/mcf)

Sales price	5.29	5.61	5.01	4.88	5.64	9.01	7.17	10.08	10.55	8.16	6.99

Hedging gain	–	–	–	–	–	–	–	–	–	–	0.18

Royalties	0.87	0.89	0.84	0.70	1.06	1.89	1.46	2.20	2.22	1.65	1.39

Transportation	0.29	0.33	0.30	0.25	0.27	0.27	0.18	0.34	0.33	0.22	0.26

Operating costs	1.11	1.04	1.05	1.20	1.17	1.07	1.07	1.03	1.17	1.01	1.00

	3.02	3.35	2.82	2.73	3.14	5.78	4.46	6.51	6.83	5.28	4.52

Note:

1.
Netbacks do not include synthetic oil or pipeline operations.

40 TALISMAN ENERGY ANNUAL INFORMATION FORM

Additional Information

Future commitments to buy, sell, exchange, process and transport oil or gas of the Company are described under note 16 entitled "Contingencies and Commitments" in the audited Consolidated Financial Statements of the Company for the year ended December 31, 2009, which information is incorporated herein by reference.

Competitive Conditions

The oil and gas industry, both within North America and internationally, is highly competitive in all aspects of the business. The Company actively competes for the acquisition of properties, the exploration for and development of new sources of supply, the contractual services for oil and gas drilling and production equipment and services, the transportation and marketing of current production and industry personnel. With respect to the exploration, development and marketing of oil and natural gas, the Company's competitors include major integrated oil and gas companies, numerous other independent oil and gas companies, individual producers and operators and national oil companies. A number of the Company's competitors have financial and other resources substantially in excess of those available to the Company. In addition, oil and gas producers in general compete indirectly against others engaged in supplying alternative forms of energy, fuel and related products to consumers.

Corporate Responsibility and Environmental Protection

Corporate Policies

Talisman has formal policies and procedures that support the Company's commitment to corporate responsibility. Talisman's Policy on Business Conduct and Ethics ("PBCE"), a statement of the Company's ethical principles, is the foundation of the Company's corporate responsibility framework. As a condition of employment, all employees of Talisman are required to read the PBCE and understand how it relates to his or her business dealings.

In 2009, Talisman's PBCE was updated to include reference to our Integrity Matters hotline, which is a vehicle for employees, vendors, independent contract workers or any other stakeholder to raise any serious grievances regarding Talisman on any topic. The Company also launched its Online Ethics Awareness Training course in January 2009, which was revised for the annual launch in January 2010. The purpose of the training is to provide employees and contractors the opportunity to review the Company's expectations for their ethical behaviour and apply ethical decision-making skills to their activities as they relate to Talisman's operations. All employees and directors are also required to complete a declaration annually, which confirms their compliance with the PBCE or, alternatively, to disclose any exceptions. When exceptions are reported, they are reviewed individually by the Chief Executive Officer and reported to the Board of Directors.

Talisman also has a security policy (the "Security Policy"). Both the PBCE and the Security Policy incorporate reference to the Voluntary Principles on Security and Human Rights (the "VP's"). Having become the first Canadian company to join the VP's in 2008, Talisman continues to work on implementing the VP's and will report to the VP's Plenary Session on performance again in 2010.

Health, Safety and Environmental Protection

The Board of Directors and all executive officers are responsible for Talisman's health, safety, security, environment and operational integrity ("HSSE/OI") performance. Talisman's Health, Safety, Environment and Corporate Responsibility ("HSECR") Committee of the Board of Directors and the Company's executive officers, regularly review HSSE/OI policies, management systems and internal controls, performance reports, significant issues, exposures and strategic initiatives, and Talisman's Corporate Responsibility Report.

Talisman has a Senior Vice-President of HSSE/OI and a Global HSSE/OI leadership team with representation from each of Talisman's regional HSSE/OI organizations. The Global HSSE/OI functional structure improves HSE performance and measures performance objectively. In addition, Global HSSE/OI teams have been create to develop Global HSSE/OI standards, share best practices and increase awareness across the regions regarding HSSE/OI management and risk mitigation. Talisman's regional operations are empowered to organize their HSSE/OI programs and systems in ways that are locally meaningful and that address their unique risks and priorities while still adhering to internal standards. Finally, a New Ventures team provides HSSE/OI operational support and expertise for Talisman's new country entries.

TALISMAN ENERGY ANNUAL INFORMATION FORM 41

The goal of Talisman's Global Health, Safety and Environment Policy ("the HSE Policy") is to "create a working environment such that we cause no harm to people, and where we minimize our impact on the environment." To achieve this, the HSE Policy states that Talisman will:

•
Always comply with the law, or Talisman standards, whichever are higher;

•
Operate its business to ensure proactive risk mitigation and continuous improvement;

•
Set goals and targets, and measure performance against them;

•
Hold itself and its contractors accountable to meet Talisman standards; and

•
Communicate openly with those who may be affected by its activities.

In order to ensure that the HSE Policy is implemented, Talisman maintains a coherent, integrated HSSE/OI management framework with supporting processes to achieve its HSSE/OI objectives in a structured way. Mandatory global standards support the implementation of these management processes. Based on the HSE Policy, Talisman created a five-year plan to develop and implement 20 global HSSE/OI standards, two of which were implemented in 2009: Global Key Performance Indicator Periodic Reporting and Incident Reporting, Investigation and Analysis. Three standards were developed in 2009 and will be implemented in 2010: Leadership and Commitment, Safety Culture and Contractor HSE Management.

Safe operations in all Company activities is a core value. If operational results and safety ever come into conflict, Talisman employees and contractors are empowered to choose safety over operational results and Talisman will support that choice. Talisman's safety culture is driven by strong commitment from senior management and safety accountability at all levels of the organization.

Talisman has systems for minimizing environmental impacts; compliance with legislation, permits, and licences; and assessment of risks. Talisman regularly reports to and consults with government agencies in its operating regions and submits to routine regulatory inspections. Internal and third party audits are conducted regularly to ensure that operations comply with legislation, facility permits and licences, and internal standards. The Company also conducts environmental due diligence on applicable asset and corporate acquisitions to identify and properly account for pre-existing environmental liabilities. Talisman does not expect to incur material costs above typical compliance with environmental regulation in 2010.

More information about Talisman's corporate responsibility and environmental policies and performance is available on the Company's corporate website at www.talisman-energy.com. The information available on the website includes the PBCE, Security Policy, Talisman's annual Corporate Responsibility Report and the HSE Policy.

Employees

At December 31, 2009, Talisman's permanent staff complement was 2,921, as set forth in the table below.

Permanent Staff complement [1] as at December 31, 2009

North America	1,796

UK	360

Scandinavia	232

Southeast Asia	445

Rest of World [2]	88

Total	2,921

Notes:

1.
Contractors and temporary staff are not included in complement numbers.

2.
"Rest of World" includes Colombia, Peru, the Kurdistan region of northern Iraq and Algeria.

42 TALISMAN ENERGY ANNUAL INFORMATION FORM

DESCRIPTION OF CAPITAL STRUCTURE

Share Capital

The Company's authorized share capital consists of an unlimited number of Common Shares without nominal or par value and an unlimited number of first and second preferred shares. All of the Common Shares are fully paid and non-assessable. As at the date of this Annual Information Form, no preferred shares are outstanding.

Holders of Common Shares are entitled to receive notice of and to attend all annual and special meetings of shareholders. Each Common Share carries with it the right to one vote. Subject to the rights of holders of other classes of shares of the Company who are entitled to receive dividends in priority to or rateable with the Common Shares, the Board of Directors may, in its sole discretion, declare dividends on the Common Shares to the exclusion of any other class of shares of the Company. In the event of liquidation, dissolution or winding up of the Company or any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, and subject to the rights of other classes of shares on a priority basis, the holders of Common Shares are entitled to participate rateably in any distribution of any assets of the Company.

The first preferred shares are issuable in one or more series, each series consisting of the number of shares and having the designation, rights, privileges, restrictions and conditions as are determined before issue by the Board of Directors of the Company. Each series of first preferred shares would rank on a parity with the first preferred shares of every other series with respect to declared or accumulated dividends and return of capital. In addition, the first preferred shares are entitled to a preference over the second preferred shares and the Common Shares with respect to the payment of dividends and the distribution of assets of the Company in the event of liquidation, dissolution or winding up of the Company. Except as required by law, the first preferred shares are not entitled to receive notice of meetings of shareholders. The first preferred shares are only entitled to voting rights if determined by the Board of Directors prior to the issuance of any series and if the Company fails to pay dividends on that series for a period in excess of twelve months.

The second preferred shares are issuable in one or more series, each series consisting of the number of shares and having the designation, rights, privileges, restrictions and conditions as are determined before issue by the Board of Directors of the Company. Each series of second preferred shares would rank on a parity with the second preferred shares of every other series with respect to declared or accumulated dividends and return of capital. In addition, the second preferred shares are entitled to a preference over the Common Shares with respect to the payment of dividends and the distribution of assets of the Company in the event of liquidation, dissolution or winding up of the Company. Except as required by law, the second preferred shares are not entitled to receive notice of meetings of shareholders. The second preferred shares are only entitled to voting rights if determined by the Board of Directors prior to the issuance of any series and if the Company fails to pay dividends on that series for a period in excess of twelve months.

Ratings

The following table outlines the ratings assigned to the Company by credit rating agencies as of December 31, 2009.

	Standard & Poor's Rating Services ("S&P")	Moody's Investors Services ("Moody's")	DBRS Limited ("DBRS")

Senior Unsecured/Long-Term Rating	BBB	Baa2	BBB (high)

Outlook	Stable	Negative	Stable

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities and are indicators of the likelihood of payment and of the capacity of a company to meet its financial commitment on the rated obligation in accordance with the terms of the rated obligation.

The credit ratings assigned to the Company's senior unsecured long-term debt securities are not recommendations to purchase, hold or sell the debt securities and may be revised or withdrawn entirely at any time by a rating agency. Credit ratings may not reflect the potential impact of all risks or the value of the debt securities. In addition, real or anticipated changes in the rating assigned to the debt securities will generally affect the market value of the debt securities. There can be no assurance that any rating will remain in

TALISMAN ENERGY ANNUAL INFORMATION FORM 43

effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.

S&P's credit ratings are on a long-term debt rating scale that ranges from AAA to D, representing the range from highest to lowest quality of such securities rated. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. According to S&P's rating system, debt securities rated BBB exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments on the obligations.

Moody's credit ratings are on a long-term debt rating scale that ranges from Aaa to C, representing the range from least credit risk to greatest credit risk of such securities rated. Moody's applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa in its long-term debt rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of that generic rating category. According to the Moody's rating system, debt securities rated within the Baa category are subject to moderate credit risk. They are considered medium grade and as such, may possess certain speculative characteristics.

DBRS' credit ratings are on a long-term debt rating scale that ranges from AAA to D, representing the range from highest to lowest quality of such securities rated. Each rating category between AA and B is denoted by subcategories "high" and "low" to indicate the relative standing of a credit within a particular rating category. The absence of either a "high" or "low" designation indicates that the rating is in the "middle" of the category. According to DBRS' rating system, long-term debt securities rated BBB are of adequate credit quality. Protection of interest and principal is considered acceptable, but entities so rated are fairly susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions present which reduce the strength of the entity and its rated securities.

44 TALISMAN ENERGY ANNUAL INFORMATION FORM

MARKET FOR THE SECURITIES OF THE COMPANY

The Common Shares of the Company are listed on the Toronto Stock Exchange ("TSX") and New York Stock Exchange under the trading symbol TLM. The Company's UK£250 million 6.625% Notes are listed on the London Stock Exchange.

Trading Price and Volume

The following sets out the high and low prices and the volume of trading for the Company's Common Shares (as traded on the TSX) for the periods indicated.

Year	Month	High ($)	Low ($)	Volume

2009	January	13.85	10.77	93,024,421

	February	13.55	9.92	93,067,767

	March	14.55	10.63	129,220,036

	April	15.84	13.01	112,177,668

	May	18.60	15.16	114,435,464

	June	18.29	15.39	91,905,642

	July	17.50	14.40	89,051,783

	August	18.11	16.40	54,713,548

	September	19.79	16.90	72,688,913

	October	20.17	17.53	59,732,875

	November	19.18	17.65	55,074,897

	December	19.89	17.42	43,254,874

Prior Sales

In 2009, Talisman issued 12,023,390 options under its Employee Stock Option Plan.

DIVIDENDS

In 2009, the Company paid semi-annual dividends on Talisman's Common Shares totaling $0.225 per share, representing a 12.5% increase from the semi-annual dividends paid by the Company in 2008. The dividends were paid on June 30 and December 31, 2009. Talisman's dividend policy is subject to review semi-annually by the Board of Directors.

Talisman confirms that all dividends paid to shareholders in 2009 are "eligible dividends" pursuant to provisions of the Income Tax Act (Canada). Furthermore, all dividends to be paid in 2010 and subsequent years will be eligible dividends for such purposes.

Talisman paid the following semi-annual dividends on its Common Shares over the last three years:

Date	Rate Per Common Share

June 29, 2007	$0.0875

December 31, 2007	$0.0875

June 30, 2008	$0.10

December 30, 2008	$0.10

June 30, 2009	$0.1125

December 31, 2009	$0.1125

TALISMAN ENERGY ANNUAL INFORMATION FORM 45

DIRECTORS AND OFFICERS

Information is given below with respect to each of the current directors and officers of the Company. The term of office of each director expires at the end of the May 5, 2010 annual and special meeting of shareholders.

Directors

The directors of the Company are elected annually. The following table sets out the name, city, province or state and country of residence, year first elected or appointed to the Board, principal occupation within the past five years or more, educational qualifications and other current directorships of each of the directors of the Company as at March 3, 2010.

Name, City, Province or State and Country of Residence	Year First Became Director of the Company	Present Principal Occupation or Employment (including all officer positions currently held with the Company), Principal Occupation or Employment for the Past Five Years or More, Educational Qualifications, Other Current Public Company Directorships or Directorships in Non-Public Companies, Organizations or other Entities that Require a Significant Time Commitment

Christiane Bergevin [3,5] Montreal, Québec Canada Age: 47 [9]	2009	Christiane Bergevin was appointed Executive Vice-President, Strategic Partnerships, Office of the President, of Desjardins Group (financial cooperative group) in August 2009. Prior to that, she was Senior Vice-President and General Manager, Corporate Projects, with the SNC-Lavalin Group Inc. (engineering and construction group). For the 18 years prior to joining Desjardins Group, Ms. Bergevin held several executive and international finance positions with various SNC-Lavalin subsidiaries, including as President of SNC-Lavalin Capital Inc., its finance advisory arm, between 2001 and 2008. Ms. Bergevin holds a Bachelor of Commerce degree (Honours) from McGill University and graduated from the Wharton School of Business Advanced Management Program.
Current public company directorships [7]: None.
Other current directorships [8]: Chambre de Commerce du Montréal Métropolitain.

Donald J. Carty, O.C. [1,4] Dallas, Texas United States Age: 63 [9]	2009	Donald Carty served as Vice Chairman and Chief Financial Officer of Dell Inc. (global computer systems and services company) from 2007 until 2008. From 1998 to 2003, he was the Chairman and Chief Executive Officer of AMR Corp. and American Airlines (airline transportation company). Prior to that, Mr. Carty served as President of AMR Airline Group and American Airlines. Mr. Carty was the President and Chief Executive Officer of Canadian Pacific Airlines (airline transportation company) from March 1985 to March 1987. Mr. Carty holds an undergraduate degree and an Honorary Doctor of Laws from Queen's University and a Master's degree in Business Administration from Harvard University. Mr. Carty is an Officer of the Order of Canada.
Current public company directorships [7]: Dell, Inc., Barrick Gold Corp., Hawaiian Holdings Inc. and Gluskin Sheff & Associates, Inc.
Other current directorships [8]: Porter Airlines Inc. (Chairman), Virgin America Airlines (Chairman) and Southern Methodist University.

William R.P. Dalton [1,3] Scottsdale, Arizona, United States Age: 66 [9]	2005	William Dalton was Chief Executive of HSBC Bank plc (a British Clearing Bank) from 1998 to 2004, Executive Director of HSBC Holdings plc from 1998 to 2004, Global Head of Personal Financial Services for HSBC Group from 2002 to 2004 and held various positions in the Canadian operations of HSBC prior to 1998. Mr. Dalton holds a Bachelor of Commerce degree (Honours) and was awarded an Honorary Doctorate (Honorary Doctor of the University) by the University of Central England in Birmingham in 2001. Mr. Dalton is a Fellow of the Chartered Institute of Bankers of the UK and the Institute of Canadian Bankers.
Current public company directorships [7]: TUI Travel plc., HSBC USA Inc. and HSBC Bank USA, National Association.
Other current directorships [8]: Associated Electric and Gas Insurance Services (AEGIS), AEGIS Managing Agency for Lloyds of London Syndicate 1225, United States Cold Storage Inc. and HSBC North America Holdings Inc. and HSBC National Bank USA.

46 TALISMAN ENERGY ANNUAL INFORMATION FORM

Kevin S. Dunne [5,6] Tortola, British Virgin Islands Age: 61 [9]	2003	Kevin Dunne has held various international senior and executive management positions with BP plc (international integrated oil and gas company) including General Manager of Abu Dhabi Company for Onshore Oil Operations (ADCO), a BP joint venture, from 1994 to 2001, Corporate Associate President of BP Indonesia from 1991 to 1994 and Corporate Head of Strategy for the BP Group based in London from 1990 to 1991. Mr. Dunne holds a Bachelor's degree in Chemical Engineering and a Master of Science in Management degree. Mr. Dunne is a Fellow of the Institution of Chemical Engineers and a Chartered Engineer.
Current public company directorships [7]: None.
Other current directorships [8]: None.

John A. Manzoni [2,5] Calgary, Alberta, Canada Age: 50 [9]	2007	John Manzoni was appointed President and Chief Executive Officer of Talisman Energy Inc. on September 1, 2007. During the past 24 years, Mr. Manzoni has held several senior strategic and operational leadership positions with BP plc (international integrated oil and gas company) and its global group of companies. From 2002 to 2007, he served as Chief Executive, Refining and Marketing (BP Group) and was on the Board of BP plc. Mr. Manzoni holds a Master of Science in Management degree from Stanford University and Master of Science (Petroleum Engineering) and Master of Science (Civil Engineering) degrees.
Current public company directorships [7]: SAB Miller.
Other current directorships [8]: None.

Lisa A. Stewart [4,6] Houston, Texas, United States Age: 52 [9]	2009	Lisa Stewart became the Chief Executive Officer of Sheridan Production Partners (oil and gas production company) in September 2006. Prior to that, Ms. Stewart was President of El Paso Exploration & Production (natural gas producer) from February 2004 to August 2006. Prior to her time at El Paso, Ms. Stewart worked for Apache Corporation for 20 years beginning in 1984 in a number of capacities. Her last position with Apache was Executive Vice-President of Business Development and E&P Services. Ms. Stewart holds a Bachelor of Science in Petroleum Engineering from the University of Tulsa, where she is a member of the College of Engineering and Natural Sciences Hall of Fame. She is also a member of the Society of Petroleum Engineers and IPAA and is a registered professional engineer in Texas and Oklahoma.
Current public company directorships [7]: None.
Other current directorships [8]: None.

Stella M. Thompson [2,4,5] Calgary, Alberta, Canada Age: 65 [9]	1995	Stella Thompson was the co-founder and Principal of Governance West Inc. (corporate governance consulting company) from 1996 to 2008 and was the President of Stellar Energy Ltd. (energy and management consulting company) from 1991 to 1996. Ms. Thompson was Vice-President, Planning, Business Information & Systems of Petro-Canada Products (petroleum refining and marketing company) prior to June 1991. Ms. Thompson holds a Bachelor of Arts degree in Economics and a Master of Arts degree in Economics and has been awarded the ICD.D designation by the Institute of Corporate Directors.
Current public company directorships [7]: Resverlogix Corp.
Other current directorships [8]: Atomic Energy of Canada Ltd., Alberta's Electricity Balancing Pool, Calgary Airport Authority, Genome Alberta (Vice Chair) and Provincial Audit Committee.

Peter W. Tomsett [4,5] West Vancouver, British Columbia, Canada Age: 52 [9]	2009	Peter Tomsett was the President and Chief Executive Officer of Placer Dome Inc. (mining company) from September 2004 to January 2006. Mr. Tomsett was with Placer Dome for 20 years in a number of capacities. Prior to becoming President and Chief Executive Officer, he was Executive Vice-President of Placer Dome Asia Pacific and Africa. Mr. Tomsett graduated with a Bachelor of Engineering in Mining Engineering from the University of New South Wales and a Master of Science in Mineral Production Management from Imperial College in London.
Current public company directorships [7]: Equinox Minerals Ltd. (Chairman), Silver Standard Resources Inc. (Chairman) and North American Energy Partners Inc.
Other current directorships [8]: None.

TALISMAN ENERGY ANNUAL INFORMATION FORM 47

John D. Watson [1,6] Calgary, Alberta, Canada Age: 64 [9]	2007	John Watson was the Executive Vice-President and Chief Financial Officer of EnCana Corporation (oil and gas exploration and production company) from April 2002 to February 2006. He was the Chief Financial Officer of Alberta Energy Company Ltd. (oil and gas exploration and production company and predecessor to EnCana Corporation) from June 1987 to March 2002. Mr. Watson holds a Bachelor of Arts degree and a Master's of Business Administration and has been awarded the ICD.D designation by the Institute of Corporate Directors. Mr. Watson is also a Fellow of the Alberta Institute of Chartered Accountants.
Current public company directorships [7]: UTS Energy Corporation (Chairman).
Other current directorships [8]: None.

Robert G. Welty [3,4] Calgary, Alberta, Canada Age: 70 [9]	2003	Robert Welty served as the Chairman and a director of Sterling Resources Ltd. ("Sterling") (oil and gas exploration and development company) from 1997 to 2007 and as Chief Executive Officer of Sterling from 1998 to 2005. Mr. Welty was the President of Escondido Resources (International) Ltd. (oil and gas exploration company) from 1996 to 1997, President and Chief Executive Officer of Canadian Fracmaster Ltd. (oilfield service company) from 1994 to 1995, President and Chief Executive Officer of Bow Valley Energy Inc. (oil and gas exploration and development company) from 1992 to 1994 and President and Chief Executive Officer of Asamera Inc. (oil and gas exploration and development company) from 1976 to 1988. Mr. Welty holds a Bachelor of Arts degree (Honours) in Economics and is a Chartered Accountant.
Current public company directorships [7]: None.
Other current directorships [8]: None.

Charles R. Williamson [2,3,6] Sonoma, California, United States Age: 61 [9]	2006	Charles Williamson was the Executive Vice-President of Chevron Corporation (integrated oil and gas company) from August to December 2005, Chairman and Chief Executive Officer of Unocal Corporation ("Unocal") (oil and gas exploration and development company) from 2001 to 2005 and held various executive positions within Unocal, including Executive Vice President, International Energy Operations and Group Vice President, Asia Operations prior to 2001. Dr. Williamson holds a Bachelor of Arts degree in Geology, a Master of Science degree in Geology and a Doctorate in Geology.
Current public company directorships [7]: Weyerhaeuser Inc. (Chairman) and PACCAR Inc.
Other current directorships [8]: None.

Charles W. Wilson [1,5,6] Evergreen, Colorado, United States Age: 70 [9]	2002	Charles Wilson was the President and Chief Executive Officer of Shell Canada (integrated oil and gas company) from 1993 to 1999, Executive Vice President US Downstream Oil and Chemical of Shell Oil Company (integrated oil and gas company) from 1988 to 1993, Vice President US Refining and Marketing of Shell Oil Company and has held various positions in the domestic and international natural resource operations of Shell prior to 1988. Mr. Wilson holds a Bachelor of Science degree in Civil Engineering and a Master of Science degree in Engineering.
Current public company directorships [7]: ATCO Ltd., Akita Drilling Ltd., Big Rock Brewery Income Trust and Canadian Utilities Limited.
Other current directorships [8]: None.

48 TALISMAN ENERGY ANNUAL INFORMATION FORM

Charles M. Winograd [1,3] Toronto, Ontario Canada Age: 62 [9]	2009	Charles Winograd is currently the President of Winograd Capital Inc. (external consulting services and private investments company). From 2001 to 2008, Mr. Winograd was Chief Executive Officer of RBC Capital Markets (investment bank). When RBC Dominion Securities (investment bank) acquired Richardson Greenshields in 1996, Mr. Winograd became Deputy Chairman and a director. He was appointed to the position of President and Chief Operating Officer of RBC Dominion Securities in 1998. Mr. Winograd held several executive postings in Richardson Greenshields (privately owned investment dealer) until becoming President and Chief Executive Officer in 1987 and Chairman and Chief Executive Officer in 1991. Mr. Winograd holds a Master of Business Administration degree from the University of Western Ontario and is a Chartered Financial Analyst (CFA).
Current public company directorships [7]: RioCan Real Estate Investment Trust.
Other current directorships [8]: RBC Dexia, Tamir Fishman (Israel) (Chairman), Mount Sinai Hospital, Winograd Capital Inc. and James Richardson & Sons, Limited.

Notes:

1.
Member of the Audit Committee.

2.
Member of the Executive Committee.

3.
Member of the Governance and Nominating Committee.

4.
Member of the Human Resources Committee.

5.
Member of the Health, Safety, Environment and Corporate Responsibility Committee.

6.
Member of the Reserves Committee.

7.
Refers only to issuers that are reporting issuers in Canada or the equivalent in a foreign jurisdiction.

8.
Refers to directorships of non-public companies, organizations or other entities that require a significant time commitment from the nominee listed.

9.
Ages are calculated as at March 1, 2010.

In 2003, Stella Thompson was a director of Laidlaw Inc., a public holding company, when it obtained an order in the United States Bankruptcy Court for the Western District of New York confirming its plan of reorganization and an order from the Ontario Superior Court of Justice under the Companies' Creditors Arrangement Act (Canada) recognizing and implementing the plan in Canada.

In October 2008, John Watson resigned from his role as a director of Nortel Networks Corporation and Nortel Networks Limited. In January 2009, Nortel Networks Corporation and Nortel Networks Limited obtained an order from the Ontario Superior Court of Justice for creditor protection pursuant to the provisions of the Companies' Creditors Arrangement Act (Canada).

TALISMAN ENERGY ANNUAL INFORMATION FORM 49

Officers

The following table sets out the name, city, province and country of residence and office held for each of the executive officers, the corporate secretary and assistant corporate secretaries of the Company as at March 1, 2010.

Name and Province or State and Country of Residence	Office

John A. Manzoni [1] Calgary, Alberta, Canada	President and Chief Executive Officer

L. Scott Thomson [6] Calgary, Alberta, Canada	Executive Vice-President, Finance and Chief Financial Officer

A. Paul Blakeley [2] Calgary, Alberta, Canada	Executive Vice-President, International Operations (East)

Richard Herbert [7] Calgary, Alberta, Canada	Executive Vice-President, Exploration

Robert R. Rooney [5] Calgary, Alberta, Canada	Executive Vice-President, Legal and General Counsel

Paul R. Smith [3] Calgary, Alberta, Canada	Executive Vice-President, North American Operations

Nicholas J.R. Walker [4] Calgary, Alberta, Canada	Executive Vice-President, International Operations (West)

C. Tamiko Ohta Calgary, Alberta, Canada	Corporate Secretary

Leslie A. Lawson Calgary, Alberta, Canada	Assistant Corporate Secretary

Daryn V. MacEachern Calgary, Alberta, Canada	Assistant Corporate Secretary

Notes:

1.
John Manzoni was appointed as President and Chief Executive Officer of Talisman Energy Inc. on September 1, 2007. From 2002 to 2007, he served as Chief Executive, Refining and Marketing of BP Group.

2.
Paul Blakeley has held his current position since April 2006. From January 2006 to April 2006, he served as Vice-President, Southeast Asia. Prior to that, he served as Vice-President, UK, and prior to that he served as General Manager, UK.

3.
Paul Smith was appointed as Executive Vice-President, North American Operations on September 4, 2009. From March 2, 2009 to September 3, 2009, he was Executive Vice-President, International Operations (West). Prior to that, he was Upstream Vice President at TNK-BP from 2007 to 2009. From 2005-2007, he was Vice President, Northern North Sea at BP.

4.
Nicholas Walker was appointed as Executive Vice-President, International Operations (West) on September 4, 2009. From 2005 to September 2009, he served as Senior Vice-President of Talisman Energy UK Limited, a wholly owned subsidiary of the Company. Mr. Walker joined Talisman in 1994 and worked in various positions in Canada and Malaysia prior to his appointment in the UK.

5.
Robert Rooney has held his current position since 2008. Mr. Rooney has served on the board of directors of numerous private and public companies. Until November 2005, Mr. Rooney was a partner with Bennett Jones LLP where he was a member of the Executive Committee and led the firm's Energy and Natural Resources practice group.

6.
Scott Thomson has held his current position since 2008. From August 2006 to June 2008, Mr. Thomson served as Executive Vice-President, Corporate Development and Planning; from April 2004 to August 2006, he served as Vice-President, Head of Mergers & Acquisitions; and from January 2003 to April 2004, he served as Vice-President, Corporate Strategy for both BCE and Bell Canada.

7.
Richard Herbert was appointed Executive Vice-President, Exploration on March 2, 2009. From 2003 to 2008, he was Executive Vice-President, Technology at TNK-BP.

Shareholdings of Directors and Executive Officers

As of March 1, 2010, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 222,762 Common Shares of the Company, representing 0.02% of the issued and outstanding Common Shares of the Company.

Conflicts of Interest

Certain directors of the Company and its subsidiaries are associated with other reporting issuers or other corporations, which may give rise to conflicts of interest. In accordance with the Canada Business Corporations Act, directors and officers of the Company are required to disclose to the Company the nature and extent of any interest that they have in a material contract or material transaction, whether made or proposed, with the Company, if the director or officer is: (a) a party to the contract or transaction; (b) is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or (c) has a material interest in a party to the contract or transaction.

50 TALISMAN ENERGY ANNUAL INFORMATION FORM

As described in "Corporate Responsibility and Environmental Protection", Talisman has adopted the PBCE, which applies to all directors, officers and employees of Talisman and its subsidiaries. As required by the PBCE, individuals representing Talisman must not enter into outside activities, including business interests or other employment, that might interfere with or be perceived to interfere with their performance at Talisman. In addition, Talisman officers and employees are required to abide by an internal Conflict of Interest in Employment Policy.

AUDIT COMMITTEE INFORMATION

Information concerning the Audit Committee of the Company, as required by National Instrument 52-110, is provided in Schedule C to this Annual Information Form.

LEGAL PROCEEDINGS

From time to time, Talisman is the subject of litigation arising out of the Company's operations. Damages claimed under such litigation, including the litigation discussed below, may be material or may be indeterminate and the outcome of such litigation may materially impact the Company's financial condition or results of operations. While Talisman assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defend itself against such litigation. These claims are not currently expected to have a material impact on the Company's financial position.

In September 2006, the United States District Court for the Southern District of New York (the "Court") granted Talisman's Motion for Summary Judgment, dismissing the lawsuit brought against Talisman by the Presbyterian Church of Sudan and others under the Alien Tort Claims Act. The lawsuit alleged that the Company conspired with, or aided and abetted, the Government of Sudan to commit violations of international law in connection with the Company's now disposed of interest in oil operations in Sudan. The plaintiffs have twice attempted to certify the lawsuit as a class action. In March 2005 and in September 2005, the Court rejected the plaintiffs' effort to certify two different classes (or groups) of plaintiffs. In October 2009, the Second Circuit Court of Appeals dismissed the plaintiff's appeal of the Court's decision granting Talisman's Motion for Summary Judgment, denying class certification and refusing to consider the plaintiff's proposed third amended complaint. The plaintiffs have indicated they intend to request the US Supreme Court to hear an appeal of the Second Circuit Court of Appeals decision. Talisman believes the lawsuit is entirely without merit.

TALISMAN ENERGY ANNUAL INFORMATION FORM 51

RISK FACTORS

Talisman is exposed to a number of risks inherent in exploring for, developing and producing crude oil and natural gas. This section describes the risks and other matters that would be most likely to influence an investor's decision to purchase securities of Talisman.

Volatility of Oil and Natural Gas Prices

Talisman's financial performance is highly sensitive to prevailing prices of crude oil and natural gas. Fluctuations in crude oil or natural gas prices could have a material adverse effect on the Company's operations and financial condition, the value of its oil and natural gas reserves and its level of spending for oil and gas exploration and development. Prices for crude oil and natural gas fluctuate in response to changes in the supply of and demand for crude oil and natural gas, market uncertainty and a variety of additional factors that are largely beyond the Company's control. Oil prices are determined by international supply and demand. Factors which affect crude oil prices include the actions of the Organization of Petroleum Exporting Countries ("OPEC"), world economic conditions, government regulation, political stability throughout the world, the availability of alternative fuel sources and weather conditions. Most natural gas prices realized by Talisman are affected primarily by North American supply and demand, weather conditions and by prices of alternative sources of energy. The development of oil and natural gas discoveries in offshore areas and the development of shale gas plays are particularly dependent on the outlook for oil and natural gas prices because of the large amount of capital expenditure required for development prior to commencing production.

A substantial and extended decline in the prices of crude oil or natural gas could result in delay or cancellation of drilling, development or construction programs, or curtailment in production or result in unutilized long-term transportation commitments, all of which could have a material adverse impact on the Company. The amount of cost oil required to recover Talisman's investment and costs in various PSCs is dependent on commodity prices, with higher commodity prices resulting in a lower amount of net after royalty oil and gas reserves booked by the Company.

Exchange Rate Fluctuations

Talisman's Consolidated Financial Statements are presented in C$. Results of operations are affected primarily by the exchange rates between the C$, the US$, UK£ and NOK. These exchange rates may vary substantially. Most of the Company's revenue is received in or is referenced to US$ denominated prices, while the majority of Talisman's expenditures are denominated in C$, US$, UK£ and NOK. A change in the relative value of the C$ against the US$ or the UK£ would also result in an increase or decrease in Talisman's US$ or UK£ denominated debt, as expressed in C$ and the related interest expense. Talisman is also exposed to fluctuations in other foreign currencies.

Reputational Impact of an Environmental, Safety or Security Incident

Oil and gas drilling and producing operations are subject to many risks, including incidents which could result in environmental damage, regulatory investigations, penalties and liabilities to third parties, personal injury, loss of life and damage or destruction of properties. An environmental, safety or security incident could impact Talisman's reputation in such a way that it could have a material adverse effect on the Company's business.

The Company's operations may be adversely affected by security incidents which are not within the control of Talisman, including, among other things, killings, kidnappings, extortion, lawlessness, gang or criminal activity, landmines, unexploded ordnance and conflict zones.

Egress and Gas Buyers

As rapidly increasing volumes of natural gas are brought onstream by Talisman and others, transportation infrastructure capacity may at times be exceeded before capacity additions become available. In such event, there is a risk that some production may be affected waiting on pipeline connection or infrastructure additions. A result could be reduced production and/or materially lower prices on some portion of production, which in turn could adversely affect the Company's operating results.

Access to Credit and Letters of Credit

The Company relies on access to letters of credit in the normal course of business in order to support some of its operations. There can be no assurance that the Company will be able to obtain the necessary letters of credit. While the Company may have access to

52 TALISMAN ENERGY ANNUAL INFORMATION FORM

various financing options, including draws on existing facilities and the issuance of debt or equity, the terms of such financing options may not be acceptable to the Company.

Uncertainty of Reserves Estimates

The process of estimating oil and gas reserves is complex and involves a significant number of assumptions in evaluating available geological, geophysical, engineering and economic data; therefore, reserves estimates are inherently uncertain. Talisman prepares all of its reserves information internally. The Company may adjust estimates of proved reserves based on production history, results of exploration and development drilling, prevailing oil and gas prices and other factors, many of which are beyond the Company's control. In addition, there are numerous uncertainties in forecasting the amounts and timing of future production, costs, expenses and the results of exploration and development projects. All estimates are, to some degree, uncertain and classifications of reserves are only attempts to define the degree of uncertainty involved. For these reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, the classification of such reserves based on risk of recovery and the standardized measure of discounted future net cash flows prepared by different engineers or by the same engineers at different times, may vary substantially. Talisman's actual production, taxes and development and operating expenditures with respect to its reserves will likely vary from such estimates and such variances could be material.

Estimates with respect to reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reservoirs, rather than upon actual production history. Estimates based on these methods generally are less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history will result in variations, which may be material, in the estimated reserves.

Bribery

Talisman's operations are governed by many levels of government, including municipal, state, provincial and federal governments, in numerous countries and the possibility exists that Talisman could be subject to bribery allegations. Talisman requires all employees to participate in ethics awareness training, which includes Talisman's policies against giving or accepting money or gifts in certain circumstances. However, if Talisman is found not to have taken effective steps to address allegations or findings of bribery or corruption in its business, this may impair Talisman's ability to participate in business with governments or non-governmental organizations. This may result in formal exclusions from such business, which may have a material adverse effect on the Company's business.

Litigation

From time to time, Talisman is the subject of litigation arising out of the Company's operations. Specific disclosure of current legal proceedings, and the risks associated with current proceedings and litigation generally, are disclosed under the heading "Legal Proceedings" in this Annual Information Form.

Major Accident

Oil and gas drilling and producing operations are subject to many risks, including the possibility of fire, explosions, mechanical failure, pipe failure, chemical spills, accidental flows of oil, natural gas or well fluids, sour gas releases, contamination of oil and gas, storms or other adverse weather conditions and other occurrences or incidents, which could result in personal injury or loss of life, damage or destruction of properties, environmental damage, cost of remedying such conditions or incidents, regulatory investigations and penalties and liability to third parties. The Company has an HSSE/OI management framework to mitigate physical risks. The Company also mitigates insurable risks to protect against significant losses by maintaining a comprehensive insurance program, while maintaining levels and amounts of risk within the Company that management believes to be acceptable. Talisman believes its liability, property and business interruption insurance is appropriate to its business and consistent with common industry practice, although such insurance will not provide coverage in all circumstances.

Fiscal Stability

Governments may amend or create new legislation, which could result in increased capital, operating and compliance costs. For example, the Alberta government's new royalty framework became effective in January 2009. Under current commodity prices, the impact on royalty burdens is limited to the loss of some royalty holidays that were not fully exhausted under the previous regime. If commodity prices increase, the royalty rates will increase significantly.

TALISMAN ENERGY ANNUAL INFORMATION FORM 53

Socio-Political Risks

The Company's operations may be adversely affected by political or economic developments or social instability, which are not within the control of Talisman, including, among other things, a change in crude oil or natural gas pricing policy, the risks of war, terrorism, abduction, expropriation, nationalization, renegotiation or nullification of existing concessions and contracts, taxation policies, economic sanctions, the imposition of specific drilling obligations, the development and abandonment of fields, fluctuating exchange rates and currency controls. As a result of activities in these areas and a continuing evolution of an international framework for corporate responsibility and accountability for international crimes, the Company could also be exposed to potential claims for alleged breaches of international law. Various countries in which the Company is active, including the Kurdistan region of northern Iraq, Indonesia, Algeria, Colombia and Peru, have been subject to recent economic or political instability and social unrest, military or rebel hostilities.

Stakeholder Opposition

Talisman's planned activities may be adversely affected if there is strong community opposition with respect to its operations. In addition, Talisman regularly evaluates opportunities worldwide, and may in the future engage in projects or acquire properties in other nations that are experiencing economic or political instability and social unrest or military hostilities or are subject to United Nations or US sanctions. Some of the foregoing government actions may lead to political or reputational pressures on the Company from non-governmental organizations, home governments and investors.

Ability to Find, Develop or Acquire Additional Reserves

The Company's future success depends largely on its ability to find, develop or acquire additional oil and gas reserves that are economically recoverable. Hydrocarbons are a limited resource which is subject to increasing competition from other companies, including national oil companies. Exploration and development drilling may not result in commercially productive reserves. Once production begins, reservoir performance may be less than projected. Successful acquisitions require an assessment of a number of factors, many of which are uncertain. These factors include recoverable reserves, exploration potential, future oil and gas prices, operating costs and potential environmental and other liabilities. Such assessments are inexact and their accuracy is inherently uncertain. If a high impact prospect identified by the Company fails to materialize in a given year, the Company's multi-year international exploration portfolio may be compromised.

Industry Cost Inflation

The industry costs to find and develop reserves have generally risen over time. An upward swing in industry activity could increase key input demand and prices, at least in the short run, and possibly delay sourcing of key labour, materials or facilities construction. Rising industry costs broadly correspond with higher oil and gas prices, but in a competitive market among competing fuels, it is possible that not all costs may be recovered through higher prices. Although the Company strives for continuous improvement in its planning and procurement, material or unexpected changes can affect the Company's financial performance.

Regulatory Delays, Including Delays in Shale Gas Drilling

Talisman's operations are governed by many levels of government, including municipal, state, provincial and federal governments, in numerous countries. The Company is subject to laws and regulations regarding health and safety, environmental matters, lease interests, taxes and royalties, among others. Failure to comply with the applicable laws can result in significant increases in costs, penalties and even losses of operating licences. If regulatory approvals or permits are delayed or not obtained, there can also be delays or abandonment of projects, decreases in production and increases in costs, and the Company may not be able to fully execute its strategy.

In addition, the Company may be subject to revisions of laws and regulations applicable to its operations. For example, in New York, continued delays are forecast to be caused by the New York State's updating of its Generic Environmental Impact Statement on the Oil, Gas and Solution Mining Regulatory Program. In Pennsylvania, delays could also be experienced as Pennsylvania continues to update the Pennsylvania Oil & Gas Act and other State laws.

Greenhouse Gas Emissions

Talisman is subject to various greenhouse gas ("GHG") emissions related legislation. Current GHG emissions legislation does not result in material compliance costs but compliance costs may increase in the future and may impact the Company's operations and

54 TALISMAN ENERGY ANNUAL INFORMATION FORM

financial results. Talisman operates in jurisdictions which currently do not have GHG emissions legislation or where GHG emissions legislation is emerging or subject to change. Talisman monitors GHG legislative developments in all areas that the Company operates. If the Company becomes subject to additional GHG legislation, there can be no assurances that the compliance costs will be immaterial.

In June 2009, the US House of Representatives passed the American Clean Energy and Security Act ("ACES"), which is still in the process of being finalized. As currently written, ACES would establish a federal GHG emissions cap-and-trade program. The likelihood and details of a final bill are unclear. Also, in early 2010, the US federal government submitted a commitment to the UN to reduce GHG emissions by 17% from 2005 levels by 2020, in conformity with anticipated US energy and climate legislation.

In December 2009, using US Supreme Court-verified authority under section 202(a) of the US Clean Air Act, the Environmental Protection Agency ("EPA") Administrator signed two key GHG findings. The findings alone do not impose any requirements but they are necessary precursors to proposed EPA regulatory activities under the Clean Air Act to regulate GHG emissions controls. The EPA has proposed certain industrial GHG emission control rules in contemplation of the finalization of the GHG findings. EPA control regulations are not a certainty and there are insufficient regulatory details to predict possible cost impacts to Talisman at this time.

In 2007, the Canadian federal government published the Regulatory Framework for Air Emissions indicating their intent to regulate GHG and air pollutant emissions. In 2008, the Regulatory Framework for Industrial Greenhouse Gas Emissions was published, proposing the implementation of GHG emissions reduction targets for large final emitters and a federal emissions trading program as early as 2010. The finalization of federal GHG regulations has been put on hold as the federal government intends to harmonize Canada's actions with those of the US. In early 2010, Canada set a new national GHG emissions reduction target of 17% below 2005 levels by 2020 and submitted its commitment to the UN. It is too early to predict the timing or impacts of possible Canadian federal climate legislation on Talisman.

The Alberta Climate Change and Emissions Management Act (the "Act") came into effect in July 2007. The Act requires facilities that emit more than 100,000 tonnes of GHG a year to reduce their emissions intensity by 12% from a 2003 to 2005 average baseline. Talisman has one facility that is subject to the Act and it has generated credit surpluses during the 2007 and 2008 compliance periods. The Company expects to remain in a credit surplus under the existing Act.

The British Columbia Greenhouse Gas Reduction Target Act, enacted in 2007, establishes a goal of reducing the provinces GHG emissions by 33% from 2007 levels by 2020. In 2008, BC passed the GHG Reduction (Cap and Trade) Act which legally establishes the basis for a provincial cap and trade system. The legislation to implement a cap and trade system has not been finalized. Also, BC imposes a carbon tax on the use and purchase of fossil fuels. The costs of the BC carbon tax were not material to Talisman in 2009.

In the UK, Phase II of the European Union Emissions Trading Scheme ("EU ETS") began in 2008 and will run until the end of 2012. The EU ETS requires that member states set emissions limits for installations in their country covered by the scheme and assigns such installations an emissions cap. Installations may meet their cap by reducing emissions or by buying allowances from other participants. The Company expects a small credit deficit for 2009 once compliance reports have been approved by the regulator and expects to be close to the cap through Phase II. Phase III of the EU ETS begins in 2013 and will run until 2020. The legislation has not been finalized but the emissions caps will likely be significantly reduced under Phase III. Although it is too early to predict the exact costs of compliance, it is likely that compliance costs will increase considerably.

Prior to 2008, Talisman's Norwegian installations were subject to a carbon dioxide ("CO2") emissions tax, which was not material to Talisman. In 2008, the Norwegian government expanded its existing national GHG emissions trading system, linking it to Phase II of the EU ETS. During Phase II, the Company will be required to purchase emissions credits corresponding to its total annual CO2 emissions, and to pay the CO2 emissions tax. The Phase II compliance costs are not expected to be material to Talisman because the Norwegian government will adjust the CO2 emissions tax so that total costs of the CO2 emissions tax and emissions credit purchases are similar to the pre-2008 costs.

Shale Gas Transition

The Company's strategy includes continuing its portfolio transition from conventional to shale gas with the development of its North American shale business. The portfolio transition could result in: heightened safety risks to personnel; loss of workforce productivity; loss of knowledge transfer from departing employees; and insufficient staffing levels to meet business requirements.

TALISMAN ENERGY ANNUAL INFORMATION FORM 55

The success of Talisman's portfolio transition is dependent upon its management and the quality of its personnel. Failure to retain current employees or to attract and retain new employees with the necessary skills could have a materially adverse effect on Talisman's growth and profitability.

Counterparty Credit Risk

In the normal course of business, Talisman enters into contractual relationships with counterparties in the energy industry and other industries, including counterparties to interest rate hedging, foreign exchange hedging and commodity derivative arrangements. If such counterparties do not fulfil their contractual obligations to the Company, it may suffer losses, may have to proceed on a sole risk basis, may have to forgo opportunities or may have to relinquish leases or blocks. While the Company maintains a risk management system that limits exposures to any one counterparty to what management deems to be reasonable, losses due to counterparties failing to fulfil their contractual obligations may impact Talisman's financial condition.

Project Timing and Budget

Talisman manages a variety of projects, including exploration and development projects and the construction or expansion of facilities and pipelines. Project delays may impact expected revenues and project cost overruns could make projects uneconomic. Talisman's ability to complete projects depends upon numerous factors beyond the Company's control. These factors include the availability of processing capacity, the availability and proximity of pipeline capacity, the availability of drilling and other equipment, the ability to access lands, weather, unexpected cost increases, accidents, the availability of skilled labour, including engineering and project planning personnel, the need for government approvals and permits, and regulatory matters. Talisman utilizes materials and services which are subject to general industry wide conditions. Cost escalation for materials and services may be unrelated to commodity prices changes and may continue to have a significant impact on project planning and economics.

Information System Risk

Talisman depends on a variety of information systems to operate effectively. A failure of any one of the information systems or a failure among the systems could result in operational difficulties, damage or loss of data, productivity losses or result in unauthorized knowledge and use of information.

Environmental Risks

All phases of the oil and natural gas business are subject to environmental regulation pursuant to a variety of laws and regulations in the countries in which Talisman does business. These regulatory regimes are laws of general application that apply to the Company's business in the same manner as they apply to other companies or enterprises in the energy industry. Environmental legislation imposes, among other things, restrictions, liabilities and obligations in connection with the generation, handling, storage, transportation, treatment and disposal of hazardous substances and waste and in connection with spills, releases and emissions of various substances to the environment. Environmental legislation also requires that pipelines, wells, facility sites and other properties associated with Talisman's operations be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Certain types of operations, including exploration and development projects, may require the submission and approval of environmental impact assessments or permit applications. In some cases, exploration and development activities may be precluded or restricted due to designation of areas as environmentally sensitive areas. Compliance with environmental legislation can require significant expenditures and failure to comply with environmental legislation may result in the imposition of fines and penalties and liability for cleanup costs and damages. Additionally, the Company's business is subject to the trend toward increased civil liability for environmental matters. Although Talisman currently believes that the costs of complying with environmental legislation and dealing with environmental civil liabilities will not have a material adverse effect on the Company's financial condition or results of operations, there can be no assurance that such costs in the future will not have such an effect. Talisman expects to incur site restoration costs over a prolonged period as existing fields are depleted. The Company provides for asset retirement obligations in its annual Consolidated Financial Statements in accordance with Canadian Generally Accepted Accounting Principles. Additional information regarding asset retirement obligations is set forth in the notes to the annual Consolidated Financial Statements. There can be no assurances that the cost estimates and asset retirement obligations are materially correct and that the liabilities will occur when predicted.

56 TALISMAN ENERGY ANNUAL INFORMATION FORM

TRANSFER AGENTS AND REGISTRARS

Computershare Investor Services Inc., at 600, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8, along with its US co-transfer agent, Computershare Trust Company N.A., is the transfer agent and registrar for the Common Shares of the Company. Computershare Trust Company of Canada also acts as trustee for various public debt securities. JPMorgan Chase Bank N.A., London Branch (now The Bank of New York Mellon, pursuant to bulk novation orders granted on April 3, 2007 and July 1, 2008), One Canada Square, London, E14 5AL, UK, acts as trustee for the 6.625% unsecured notes listed on the London Stock Exchange. Bank of Nova Scotia Trust Company of New York of One Liberty Plaza, New York, New York, 10006 acts as trustee for various public debt securities. The Company has not retained transfer agents for any other outstanding securities.

INTERESTS OF EXPERTS

Talisman's auditors are Ernst & Young LLP, Chartered Accountants, Ernst & Young Tower, 1000, 440 - 2nd Avenue SW, Calgary, Alberta, T2P 5E9. Ernst & Young LLP is independent in accordance with the Rules of Professional Conduct as outlined by the Institute of Chartered Accountants of Alberta.

Mr. Michael Adams, an employee of Talisman, has provided the report on reserves data, attached as Schedule A to this Annual Information Form, in his capacity as Talisman's Internal Qualified Reserves Evaluator. Mr. Adams owns less than 1% of the outstanding Common Shares.

FORWARD-LOOKING INFORMATION

This Annual Information Form contains or incorporates by reference information that constitutes "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation. Forward-looking information is included throughout this Annual Information Form, including among other places, under the headings "General Development of the Business", "Description of the Business", "Corporate Responsibility and Environmental Protection", "Legal Proceedings" and "Risk Factors". This forward-looking information includes, but is not limited to, statements regarding:

•
business strategy, plans and priorities;

•
planned 2010 capital program, priorities and sources of funding;

•
possible dispositions of non-core assets and gas-weighted properties;

•
expected results from the Company's portfolio of oil and gas assets;

•
planned shale development pilots and projects;

•
planned drilling, exploration, development, upgrading of facilities, building of processing facilities, seismic, and project evaluation and sanctioning;

•
planned or expected production for the North Sea and Scandinavia;

•
expected onstream dates at the Burghley field, Auk North, Auk South, Yme and the EMK unit in Algeria;

•
expected Southeast Asian growth, projects coming onstream, and exploration upside;

•
the commissioning period of a Mercury Removal Unit in the Northern Fields;

•
the opportunity to aggregate significant discovered and prospective onshore gas resources in Papua New Guinea;

•
drilling of gas reserves in Indonesia and Malaysia in the next five years to meet gas deliverability requirements;

•
future net cash flows and discounted cash flows;

TALISMAN ENERGY ANNUAL INFORMATION FORM 57

•
the implementation of global HSSE/OI standards;

•
expected costs of environmental regulation compliance;

•
the expectation that all dividends to be paid in 2010 and subsequent years will be eligible dividends for the purposes of the Income Tax Act (Canada);

•
expected timing and outcome of pending litigation;

•
expected delays as a result of regulation; and

•
other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

Statements concerning oil and gas reserves contained in this Annual Information Form under the headings "Description of the Business – Reserves Information", "Other Oil and Gas Information" and elsewhere may be deemed to be forward-looking information as they involve the implied assessment that the resources described can be profitably produced in the future.

The forward-looking information listed above is based on Talisman's 2010 capital program as announced on January 11, 2010. Talisman set its 2010 capital expenditure plans assuming: (1) Talisman's production in 2010 will be broadly the same as 2009 at around 425,000 boe/d, excluding any sales in North America during the year; (2) a US$60/bbl WTI oil price for 2010; and (3) a US$3.50/mmbtu NYMEX natural gas price for 2010.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this Annual Information Form. The material risk factors include, but are not limited to:

•
the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages;

•
risks and uncertainties involving geology of oil and gas deposits;

•
uncertainty related to securing sufficient egress and markets to meet shale gas production;

•
the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk;

•
the uncertainty of estimates and projections relating to production, costs and expenses;

•
the impact of the economy on the ability of the counterparties to the Company's commodity price derivative contracts to meet their obligations under the contracts;

•
potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

•
fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

•
the outcome and effects of any future acquisitions and dispositions;

•
health, safety and environmental risks;

•
uncertainties as to the availability and cost of financing and changes in capital markets;

•
risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);

•
changes in general economic and business conditions;

•
the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; and

•
results of the Company's risk mitigation strategies, including insurance and any hedging activities.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company's operations or financial results or strategy are included: (1) under the heading "Risk Factors"; (2) in the Report on Reserves Data by Talisman's Internal Qualified Reserves Evaluator and in the Report of Management and Directors on Oil and Gas Disclosure (which

58 TALISMAN ENERGY ANNUAL INFORMATION FORM

are attached as schedules to this Annual Information Form); and elsewhere in this Annual Information Form. In addition, information is available in the Company's other reports on file with Canadian securities regulatory authorities and the SEC.

Forward-looking information is based on the estimates and opinions of the Company's management at the time the information is presented. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.

The completion of any contemplated disposition is contingent on various factors including favourable market conditions, the ability of the Company to negotiate acceptable terms of sale and receipt of any required approval for such disposition.

Included in this Annual Information Form is information that may be considered financial outlook and/or future-oriented financial information (FOFI). Its purpose is to indicate the potential results of Talisman's intentions, and may not be appropriate for other purposes.

NOTE REGARDING RESERVES DATA AND OTHER OIL AND GAS INFORMATION

National Instrument 51-101 ("NI 51-101") of the Canadian Securities Administrators imposes oil and gas disclosure standards for Canadian public companies engaged in oil and gas activities. Talisman has obtained an exemption from Canadian securities regulatory authorities to permit it to provide disclosure in accordance with the US disclosure requirements, in order to provide for comparability of oil and gas disclosure with that provided by US and other international issuers. Accordingly, some of the reserves data and other oil and gas information included in this Annual Information Form are disclosed in accordance with US disclosure requirements. Such information, as well as the information that Talisman discloses in the future in reliance on the exemption, may differ from the corresponding information prepared in accordance with NI 51-101 standards.

The primary differences between the current US requirements and the NI 51-101 requirements are that (i) SEC rules require disclosure only of proved reserves, whereas NI 51-101 requires disclosure of proved and probable reserves; (ii) SEC rules require that reserves and the associated future net revenue be estimated using a historical 12-month average price, whereas NI 51-101 requires disclosure of reserves and the associated future net revenue using forecast prices; (iii) SEC rules require reserves on undrilled acreage to be "limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances" which may be interpreted differently than NI 51-101 which requires "compelling evidence of reservoir continuity" for booking beyond directly offsetting spacing units; and (iv) SEC rules require reserves to be cash flow positive on an undiscounted basis, whereas NI 51-101 requires reserves to show a hurdle rate of return.

Talisman makes reference to production volumes throughout this Annual Information Form. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts.

As noted in "Description of the Business – North America", Talisman uses the term "shale" to refer to projects, plays or activities to extract natural gas and natural gas liquids from shale formations, which generally require stimulation techniques which are different than those associated with historically typical, or "conventional", oil and gas activities. The geographic areas in which Talisman's shale gas plays are located may also contain geological formations that are consistent with more conventional oil and gas extraction techniques or activities. In addition, Talisman may have historically undertaken conventional activities within the geographic boundaries of plays which it now refers to as "shale".

Natural gas is converted to a barrel of oil equivalent (boe) at the ratio of six thousand cubic feet (mcf) to one barrel of oil (bbl). Oil is converted to natural gas equivalent (mcfe) at the ratio of one bbl to six mcf of natural gas. The boe and mcfe measures may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one bbl and an mcfe conversion ratio of one bbl to six mcfe are based on an energy equivalence conversion method primarily applicable at the burner tip and do not represent a value equivalence at the wellhead.

Gross acres means the total number of acres in which Talisman has a working interest. Net acres means Talisman's working interest owned in gross acres expressed as whole numbers and fractions thereof.

Gross production means Talisman's interest in production volumes (through working interests, and royalty interests) before the deduction of royalties. Net production means Talisman's interest in production volumes after deduction of royalties payable by Talisman.

Gross wells means the total number of wells in which Talisman owns a working interest. Net wells means Talisman's working interest owned in gross wells expressed as whole numbers and fractions thereof.

TALISMAN ENERGY ANNUAL INFORMATION FORM 59

EXCHANGE RATE INFORMATION

Except where otherwise indicated, all dollar amounts in this Annual Information Form are stated in Canadian dollars ("C$"). The following table sets forth the US/Canada exchange rates on the last trading day of the years indicated as well as the high, low and average rates for such years. The high, low and average exchange rates for each year were identified or calculated from spot rates in effect on each trading day during the relevant year. The exchange rates shown are expressed as the number of US dollars ("US$") required to purchase one C$. These exchange rates are based on those published on the Bank of Canada's website as being in effect at approximately noon on each trading day (the "Bank of Canada noon rate").

	Year ended December 31
	2009	2008	2007

Year-end	0.9555	0.8166	1.0120

High	0.9716	1.0289	1.0905

Low	0.7692	0.7711	0.8437

Average	0.8757	0.9381	0.9348

ABBREVIATIONS

The abbreviations used in this Annual Information Form have the following meanings:

bbl	barrel
bbls/d	barrels per day
bcf	billion cubic feet
bcfe	billion cubic feet equivalent
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
C$	Canadian dollar
DBRS	DBRS Limited
HH	Henry Hub
LNG	Liquefied Natural Gas
mcf	thousand cubic feet
mcfe	thousand cubic feet equivalent
mboe/d	thousand barrels oil equivalent per day
mmbbls	million barrels
mmboe	million barrels of oil equivalent
mmbtu	million British thermal units
mmcf/d	million cubic feet per day
mmcfe/d	millions of cubic feet equivalent per day
NOK	Norwegian kroner
NYMEX	New York Mercantile Exchange
PSC	production sharing contract
tcf	trillion cubic feet
UK	United Kingdom
UK£	Pound sterling
US	United States of America
US$	United States dollar
WTI	West Texas Intermediate

60 TALISMAN ENERGY ANNUAL INFORMATION FORM

ADDITIONAL INFORMATION

Additional information related to the Company, including the information incorporated by reference herein, may be found on SEDAR at www.sedar.com.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans, is contained in the Company's management proxy circular for its most recent annual meeting of security holders that involved the election of directors. Additional financial information is provided in the Company's audited Consolidated Financial Statements for the year ended December 31, 2009 and related annual Management's Discussion and Analysis.

Copies of the Company's Annual Financial Report may be obtained from Talisman's website at www.talisman-energy.com or upon request from:

Corporate and Investor Communications Department

Talisman Energy Inc.
2000, 888-3 rd Street SW
Calgary, Alberta, T2P 5C5
Email: tlm@talisman-energy.com

TALISMAN ENERGY ANNUAL INFORMATION FORM 61

SCHEDULE A – REPORT ON RESERVES DATA BY TALISMAN'S INTERNAL QUALIFIED RESERVES EVALUATOR

To the Board of Directors of Talisman Energy Inc. (the "Company"):

1.
The Company's staff and I have evaluated the Company's reserves data as at December 31, 2009. The reserves data, which have been prepared in accordance with US disclosure requirements, including the relevant definitions, legal requirements and standards of the United States Securities and Exchange Commission and the United States Financial Accounting Standards Board ("US Disclosure Requirements"), consist of the following:

(a)
proved and probable oil and gas reserves quantities estimated as at December 31, 2009; and

(b)
the related standardized measure of discounted future net cash flows attributed to proved oil and gas reserves quantities.

2.
The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

3.
We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society) applied in such modified manner as we considered necessary to reflect the terminology and standards of the US Disclosure Requirements. We are not independent of the Company, within the meaning of the term "independent" under those standards.

4.
Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook as modified as set out above.

5.
The following sets forth the standardized measure of discounted future net cash flows (after deducting income taxes) attributed to proved oil and gas reserves quantities, calculated using a discount rate of 10%, included in the reserves data of the Company evaluated for the year ended December 31, 2009:
Location of Reserves (country or foreign geographic area)	Standardized Measure of Discounted Future Net Cash Flows (millions of Canadian dollars, after income taxes, 10% discount rate)

Canada	2,514

USA	444

UK	1,053

Scandinavia	1,123

Indonesia	1,844

SE Asia/Australia	875

Other	337

Total Company	8,190

6.
In our opinion, the reserves data evaluated by us have, in all material respects, been determined in accordance with the COGE Handbook applied in the modified manner as set out above.

7.
We have no responsibility to update our evaluation for events and circumstances occurring after the date of this report.

8.
Reserves data are estimates only and not exact quantities. In addition, the reserves data are based on judgments regarding future events. Accordingly, actual results will vary and the variations may be material. However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

(Signed)
Michael Adams
Internal Qualified Reserves Evaluator
Talisman Energy Inc.
Calgary, Alberta

March 8, 2010

62 TALISMAN ENERGY ANNUAL INFORMATION FORM

SCHEDULE B – REPORT OF MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE

Management of Talisman Energy Inc. (the "Company") is responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data prepared in accordance with US disclosure requirements, including the relevant definitions, legal requirements and standards of the United States Securities and Exchange Commission and the United States Financial Accounting Standards Board ("US Disclosure Requirements"), which consist of the following:

(a)
Proved and probable oil and gas reserves quantities estimated as at December 31, 2009; and

(b)
the related standardized measure of discounted future net cash flows attributed to proved oil and gas reserves quantities.

The Company's reserves evaluation staff, including our Internal Qualified Reserves Evaluator who is an employee of the Company, have evaluated the Company's reserves data. The report of the Internal Qualified Reserves Evaluator accompanies this report.

The Reserves Committee of the Board of Directors has:

(c)
reviewed the Company's procedures for providing information to the Internal Qualified Reserves Evaluator;

(d)
met with the Internal Qualified Reserves Evaluator to determine whether any restrictions placed by management affect the ability of the Internal Qualified Reserves Evaluator to report without reservation; and

(e)
reviewed the reserves data with management and the Internal Qualified Reserves Evaluator.

The Reserves Committee of the Board of Directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has, on the recommendation of the Reserves Committee, approved:

(f)
the content and filing with securities regulatory authorities of the reserves data and other oil and gas information contained in the Annual Information Form accompanying this report;

(g)
the filing of the report of the Internal Qualified Reserves Evaluator on the reserves data; and

(h)
the content and filing of this report.

In our view, the reliability of the internally generated reserves data is not materially less than would be afforded by our involving independent qualified reserves evaluators or independent qualified reserves auditors to evaluate or audit and review the reserves data. The Company is therefore relying on an exemption, which it sought and was granted by securities regulatory authorities, from the requirement under securities legislation to involve independent qualified reserves evaluators or independent qualified reserves auditors.

The primary factors supporting the involvement of independent qualified reserves evaluators or independent qualified reserves auditors apply when (i) their knowledge of, and experience with, a reporting issuer's reserves data are superior to that of the internal evaluators and (ii) the work of the independent qualified reserves evaluators or independent qualified reserves auditors is significantly less likely to be adversely influenced by self-interest or management of the reporting issuer than the work of internal reserves evaluation staff. In our view, neither of these factors applies in our circumstances.

Our view is based in large part on the following. Our reserves data were developed in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook applied in such modified manner as the Company considered necessary to reflect the terminology and standards of the US Disclosure Requirements. Our procedures, records and controls relating to the accumulation of source data and preparation of reserves data by our internal reserves evaluation staff have been established, refined and documented over many years. Our internal reserves evaluation staff includes approximately 131 persons with full-time or part-time responsibility for reserves evaluation, with an average of approximately 18 full-time or part-time years of relevant experience in evaluating reserves, of whom 36 are qualified reserves evaluators for purposes of securities regulatory requirements. Our internal reserves evaluation management personnel includes approximately 42 persons with full-time or part-time responsibility for reserves evaluation management, with an average of approximately 21 full-time or part-time years of relevant experience in evaluating and managing the evaluation of reserves, 19 of whom were qualified reserves evaluators for purposes of securities regulatory requirements.

TALISMAN ENERGY ANNUAL INFORMATION FORM 63

Reserves data are estimates only, and are not exact quantities. In addition, the reserves data are based on judgments regarding future events. Accordingly, actual results will vary and the variations may be material. However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

(Signed)
John A. Manzoni
President and Chief Executive Officer

(Signed)
Paul Smith
Executive Vice-President,
North American Operations

(Signed)
Nicholas J.R. Walker
Executive Vice-President,
International Operations (West)

(Signed)
Paul Blakeley
Executive Vice-President,
International Operations (East)

(Signed)
Charles W. Wilson
Director

(Signed)
Charles R. Williamson
Director

March 8, 2010

64 TALISMAN ENERGY ANNUAL INFORMATION FORM

SCHEDULE C – AUDIT COMMITTEE INFORMATION

Composition of Audit Committee

As at March 1, 2010, Talisman's Audit Committee consists of Donald J. Carty, William R.P. Dalton, John D. Watson (Chairman), Charles W. Wilson and Charles M. Winograd. The Board of Directors has determined that all members of the Audit Committee are "independent" and "financially literate" as defined in National Instrument 52-110 ("NI 52-110") and "independent" within the meaning of sections 303A.01, 303A.02 and 303A.06 of the New York Stock Exchange ("NYSE") Listed Company Manual. In addition, in accordance with NYSE corporate governance listing standards, the Board of Directors has determined that John D. Watson is an audit committee financial expert.

NI 52-110 states that a member of an audit committee is independent if the member has no direct or indirect material relationship with the issuer. A material relationship is a relationship which could, in the view of the issuer's Board of Directors, reasonably interfere with the exercise of a member's independent judgment.

In addition, an individual is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer's financial statements.

Education and Experience

The members of Talisman's Audit Committee have education and experience relevant to the performance of their responsibilities as Audit Committee members, which includes the following:

Donald J. Carty served as Vice Chairman and Chief Financial Officer of Dell Inc. (global computer systems and services company) from 2007 until 2008. From 1998 to 2003, he was the Chairman and Chief Executive Officer of AMR Corp. and American Airlines (airline transportation company). Prior to that, Mr. Carty served as President of AMR Airline Group and American Airlines. Mr. Carty was the President and Chief Executive Officer of Canadian Pacific Airlines (airline transportation company) from March 1985 to March 1987. Mr. Carty holds an undergraduate degree and an Honorary Doctor of Laws from Queen's University and a Master's degree in Business Administration from Harvard University.

William R.P. Dalton held various positions with the HSBC group of companies, including Chief Executive of HSBC Bank plc from 1998 to 2004, Executive Director of HSBC Holdings plc from 1998 to 2004, Global Head of Personal Financial Services for HSBC Group from 2002 to 2004 and various positions in the Canadian operations of HSBC prior to 1998. He currently serves on the board of directors of TUI Travel plc., HSBC USA Inc., and HSBC Bank USA, National Association. Mr. Dalton holds a Bachelor of Commerce degree (Honors) and was awarded an Honorary Doctorate (Honorary Doctor of the University) by the University of Central England in Birmingham in 2001.

John D. Watson, Chairman of the Audit Committee, was the Executive Vice-President and Chief Financial Officer of EnCana Corporation ("EnCana") from April 2002 to February 2006 and the Chief Financial Officer of Alberta Energy Company Ltd. (a predecessor to EnCana) from June 1987 to March 2002. As Executive Vice-President and Chief Financial Officer of EnCana, Mr. Watson was a member of the senior management team and was directly responsible for EnCana's capital markets, financial reporting, financial compliance, financial risk management and internal audit, as well as the tax and treasury functions. He currently is the Chairman of the board of directors, and serves on the audit committee, of UTS Energy Corporation. Mr. Watson holds a Master of Business Administration and is a Chartered Accountant.

Charles W. Wilson has held various positions with the Shell group of companies, including President, Chief Executive Officer and a director of Shell Canada Limited from 1993 to 1999, Executive Vice President US Downstream Oil and Chemical of Shell Oil Company from 1988 to 1993 and Vice President US Refining and Marketing of Shell Oil Company from 1987 to 1988. He currently serves on the board of directors of ATCO Ltd., Akita Drilling Ltd., Big Rock Brewery Income Trust and Canadian Utilities Limited. Mr. Wilson holds a Bachelor of Science degree in Civil Engineering and a Master of Science degree in Engineering.

Charles M. Winograd is currently the President of Winograd Capital Inc. (external consulting services and private investments company). From 2001 to 2008, Mr. Winograd was Chief Executive Officer of RBC Capital Markets (investment bank). When RBC Dominion Securities (investment bank) acquired Richardson Greenshields in 1996, Mr. Winograd became Deputy Chairman and a director. He was appointed to the position of President and Chief Operating Officer of RBC Dominion Securities in 1998.

TALISMAN ENERGY ANNUAL INFORMATION FORM 65

Mr. Winograd held several executive postings in Richardson Greenshields (privately owned investment dealer) until becoming President and Chief Executive Officer in 1987 and Chairman and Chief Executive Officer in 1991. Mr. Winograd holds a Master of Business Administration degree from the University of Western Ontario and is a Chartered Financial Analyst (CFA).

Audit Fees and Pre-Approval of Audit Services

The following table presents fees for the audits of the Company's annual Consolidated Financial Statements for 2009 and 2008 and for other services provided by Ernst & Young LLP:

	2009	2008

Audit and Internal Controls Attestation Fees	$4,479,321	$4,692,950

Audit-Related Fees	$1,240,001	$703,992

Tax Fees	$324,294	$1,184,645

All Other Fees	$6,586	$3,150

The audit-related fees are primarily for assistance in connection with the Company's conversion to International Financial Reporting Standards, prospectus filings, pension plan audits and attestation procedures related to cost certifications and government compliance. Tax fees are primarily for tax compliance and tax advisory services. The Audit Committee has concluded that the provision of tax services is compatible with maintaining Ernst & Young's independence.

Under the terms of reference of the Audit Committee, which follow, the Audit Committee is required to review and pre-approve the objectives and scope of the external audit work and proposed fees. In addition, the Audit Committee is required to review and pre-approve all non-audit services, including tax services, the Company's external auditors are to perform.

During 2003, the Audit Committee implemented specific procedures regarding the pre-approval of services to be provided by the Company's external auditors. These procedures specify certain prohibited services that are not to be performed by the Company's external auditors. In addition, these procedures require that, at least annually, prior to the period in which the services are proposed to be provided, the Company's management, in conjunction with the Company's external auditors, prepares and submits to the Audit Committee a complete list of all proposed services and related fees to be provided to the Company by the Company's external auditors. Under the Audit Committee pre-approval procedures, for those non-audit services proposed to be provided by the Company's external auditors that have not been previously approved by the Audit Committee, the Audit Committee has delegated to the Chairman of the Audit Committee the authority to grant pre-approvals of such services. The decision to pre-approve a service covered under this procedure is presented to the full Audit Committee at the next scheduled meeting. At each of the Audit Committee's regular meetings, the Audit Committee is provided an update as to the status of services previously approved.

Pursuant to these procedures since their implementation in 2003, 100% of each of the services relating to fees reported as audit-related, tax and all other were pre-approved by the Audit Committee or its delegate, the Chair of the Audit Committee.

The full text of the terms of reference for Talisman's Audit Committee follows.

66 TALISMAN ENERGY ANNUAL INFORMATION FORM

TERMS OF REFERENCE

Audit Committee

Mission Statement

The Audit Committee's mission is to assist the Board in fulfilling its obligations by overseeing and monitoring the Corporation's financial accounting and reporting process and the integrity of the Corporation's financial statements and its internal control over financial reporting and the external financial audit process. To fulfill this mission, the Audit Committee has received this mandate and has been delegated certain authorities that it may exercise on behalf of the Board.

Composition

At the first meeting of the Board of Directors of the Corporation after the election of Directors at the annual meeting of shareholders, the Board shall appoint an Audit Committee comprised of not less than three and not more than six Directors of the Corporation. Each member of the Audit Committee shall be independent (as required by applicable securities laws and stock exchange rules). At least one member of the Audit Committee shall be an audit committee financial expert and all members of the Audit Committee shall have an appropriate level of financial literacy as required under applicable stock exchange rules and securities laws and determined by the Board from time to time. The Board may replace or remove from the Audit Committee any member at any time.

The Chair of the Audit Committee shall be appointed by the Board at the meeting of the Board referred to above. The Chair shall preside as chair at each Committee meeting, lead Committee discussion on meeting agenda items and report to the Board, on behalf of the Committee, with respect to the proceedings of each Committee meeting. The Audit Committee shall designate a Secretary to the Audit Committee who may be a member of the Audit Committee or an officer or employee of the Corporation. The Secretary shall keep minutes and records of all meetings of the Audit Committee. In the event that either the Chair or the Secretary is absent from any meeting, the members present shall designate any Director present to act as Chair and shall designate any Director, officer or employee of the Corporation to act as Secretary.

Meetings

Meetings of the Audit Committee, including telephone conference meetings, shall be held at such time and place as the Chair of the Audit Committee may determine. Notice of meetings shall be given to each member not less than 24 hours before the time of the meeting, provided that meetings of the Audit Committee may be held without formal notice if all of the members are present and do not object to notice not having been given, or if those absent waive notice in any manner before or after the meeting.

Notice of meeting may be given verbally or delivered personally, given by mail, facsimile or other electronic communication and need not be accompanied by an agenda or any other material. The notice shall however specify the purpose or purposes for which the meeting is being held.

At the request of the auditor of the Corporation (the "Auditor"), the Chief Executive Officer, the Chief Financial Officer or a member of the Audit Committee, the Chair shall call and convene a meeting of the Audit Committee.

Any three members of the Audit Committee shall constitute a quorum.

The Audit Committee shall meet at least quarterly.

Representatives of the Auditor and management of the Corporation shall have access to the Audit Committee each in the absence of the other.

The Auditor shall be notified of all meetings of the Audit Committee and, when appropriate, it may attend and be heard at any such meeting and shall attend if requested to do so by a member of the Audit Committee.

Any matter the Audit Committee does not unanimously approve will be referred to the Board for consideration.

No alteration to the roles and responsibilities of the Audit Committee shall be effective without the approval of the Board of Directors.

The Audit Committee shall review the adequacy of these Terms of Reference on an annual basis and recommend any changes it considers appropriate to the Governance and Nominating Committee, which shall in light of the Corporation's governance structure and framework recommend any changes it considers appropriate to the Board of Directors.

TALISMAN ENERGY ANNUAL INFORMATION FORM 67

Role and Responsibilities

A.        Financial Statements and Other Financial Information

The Audit Committee shall:

  1.
  oversee the Corporation's financial reporting process on behalf of the Board and report on the results of these activities to the Board;

  2.
  review the Corporation's annual financial statements and management's discussion and analysis of operations which accompanies the annual financial statements and, if determined to be satisfactory, recommend them to the Board for approval;

  3.
  review the annual earnings press release prior to their filing or publication;

  4.
  review and, if determined to be satisfactory, approve the Corporation's interim financial statements and management's discussion and analysis of operations which accompanies interim financial statements prior to their publication, filing or delivery to securityholders;

  5.
  review all interim earnings press releases prior to their filing or publication;

  6.
  ensure that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's financial statements, other than the public disclosure referred to in items 2 to 5 above, and periodically assess the adequacy of those procedures;

  7.
  review the appropriateness of any report or opinion proposed to be rendered in connection with the year end consolidated financial statements;

  8.
  review the nature, substance and appropriateness of significant accruals, reserves and other estimates;

  9.
  review the appropriateness of impairment provisions;

  10.
  review with the Auditor and with the management of the Corporation and, if determined to be satisfactory, approve on behalf of the Board all financial statements included in a prospectus or other similar document; and

  11.
  review and assess regularly:

  a.
  the quality and acceptability of accounting policies and financial reporting practices used by the Corporation;

  b.
  any significant proposed changes in financial reporting and accounting policies and practices to be adopted by the Corporation;

  c.
  any new or pending developments, in accounting and reporting standards that may affect the Corporation;

  d.
  the key financial estimates and judgments of management that may be material to the financial reporting of the Corporation;

  e.
  policies related to financial disclosure risk assessment and management;

  f.
  responses by management to material information requests from government or regulatory authorities which may have an impact on the financial reporting of the Corporation; and

  g.
  receive presentations by management and the Auditor regarding, and review, the accounting treatment of large transactions;

  12.
  review and, if determined to be satisfactory, approve the annual financial statements and, where required by law, audited financial statements of the Corporation's pension plans, based on advice from the Pension Management Committee; and

  13.
  appoint and, where necessary, terminate auditors of the Corporation's pension plans, based on advice from the Pension Management Committee.

68 TALISMAN ENERGY ANNUAL INFORMATION FORM

B.        External Audit

The Auditor shall be ultimately accountable to the shareholders of the Corporation, who shall be represented by the Board of Directors and the Audit Committee in their dealings with the Auditor. The Audit Committee shall recommend to the Board the auditor that will be proposed at the annual shareholders' meeting for appointment as the Auditor for the ensuing year. The Auditor shall report directly to the Audit Committee, which shall be responsible for compensation and retention of the Auditor and oversight of the Auditor's work (including resolution of disagreements between management and the Auditor regarding financial reporting).

At least annually, the Audit Committee shall require that the Auditor provide a formal written statement describing: (i) the firm's internal quality-control procedures; (ii) any material issues raised by the most recent internal quality control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (iii) all relationships between the Auditor and the Corporation.

With respect to (iii) above and for more clarity, annually the Audit Committee shall obtain a written letter from the Auditor pursuant to the Independence Standards Board standard #1 disclosing all relationships between the Auditor and its related entities and the Corporation and its related entities, and confirming the Auditor's independence from the Corporation.

The Audit Committee shall not recommend to the Board that an auditor be appointed as the Auditor if the Corporation's Chief Executive Officer, Chief Financial Officer or Controller was employed by the auditor and participated in any capacity in the Corporation's audit during the one-year period preceding the date of the initiation of the Corporation's audit for which the Audit Committee is recommending the appointment. The Audit Committee shall review management's policies for hiring partners, employees and former partners and employees of the Auditor and former external auditor of the Corporation. The Audit Committee further shall ensure the independence of the Auditor by reviewing, and discussing with the Board if necessary, any relationships that may adversely affect the independence of the Auditor.

The Audit Committee shall review the planning and results of external audit activities and the ongoing relationship with the Auditor. In this regard the Audit Committee shall:

  1.
  review and, if determined to be satisfactory, pre-approve the terms of the annual external audit engagement plan, including but not limited to the following:

  a.
  engagement letter;

  b.
  objectives and scope of the external audit work;

  c.
  materiality limit;

  d.
  areas of audit risk;

  e.
  staffing;

  f.
  timetable; and

  g.
  proposed fees;

  2.
  annually, or as otherwise required by the Audit Committee, review a written report from the Auditor on the critical accounting policies of the Corporation;

  3.
  review and, if determined to be satisfactory, pre-approve all non-audit services, including tax services, the Auditor is to perform, and it shall consider the impact the provision of such services could have on the independence of the external audit work. The Audit Committee may delegate this authority to grant pre approvals to one or more designated members of the Audit Committee, provided that such delegates present their decisions to pre-approve services to the full Audit Committee at each of its scheduled meetings. The Audit Committee shall not permit the Auditor to perform any non-audit service prohibited by law applicable to the Corporation;

  4.
  meet with the Auditor and management to discuss the Corporation's annual financial statements and the Auditor's report, the interim financial statements, and management's discussion and analysis relating to both the annual and interim financial statements. Meetings with the Auditor and management shall be held separately, periodically, as scheduled by the Audit Committee;

TALISMAN ENERGY ANNUAL INFORMATION FORM 69

  5.
  review and advise the Board with respect to the plan, conduct and reporting of the annual external audit, including but not limited to the following:

  a.
  any audit problems or difficulties encountered, and management's response thereto, and any restriction imposed by management during the annual audit;

  b.
  any significant accounting or financial reporting issue;

  c.
  the Auditor's evaluation of the Corporation's system of internal controls and related procedures and documentation;

  d.
  the post audit or management letter containing any of the Auditor's findings or recommendations, including management's response thereto and the subsequent follow-up to any identified control weaknesses; and

  e.
  any other matters that the Auditor brings to the attention of the Audit Committee;

  6.
  prepare an Audit Committee report to be included in the Corporation's annual corporate governance disclosure; and

  7.
  fix the remuneration of the Auditor.

C.        Internal Audit

The Audit Committee shall oversee the internal audit function of the Corporation and the relationship of the internal auditor with management. Periodically, the Audit Committee shall meet separately with each of the internal auditor and management. To assist the Board in fulfilling its oversight and monitoring obligations in this area, the Audit Committee shall:

•
review and consider the appropriateness of the internal audit function and organizational framework;

•
be involved in the appointment or removal of the internal auditor;

•
support the independence of the internal audit function and the internal auditor;

•
review and consider the appropriateness of the internal audit plan and resources; and

•
review the findings of the internal auditor and consider the appropriateness of follow-up plans.

D.        Internal Financial Control and Information Systems

The Audit Committee will review and obtain reasonable assurance that the internal financial control and information systems are operating effectively to produce accurate, appropriate and timely financial information. In this regard the Audit Committee will:

  1.
  obtain reasonable assurance by discussions with and reports from management, the internal auditor and the Auditor, that:

  a.
  the information systems, security of information and recovery plans are adequate and reliable; and

  b.
  the internal control systems and procedures are properly designed and effectively implemented;

  2.
  review the appointment of the Chief Financial Officer prior to his or her appointment and the adequacy of accounting and finance resources, as required; and

  3.
  ensure that direct and open communication exists among the Audit Committee, the Auditor and the internal auditor.

E.        Insurance

The Audit Committee shall review insurance coverage of significant business risks and uncertainties.

F.        Subsidiaries

The Audit Committee shall receive a report on the Corporation's material Subsidiaries, as requested from time to time, concerning any material non-routine structures e.g. special purpose entities, off balance sheet items or partnership arrangements.

G.        Tax

The Audit Committee shall receive periodic reports from management on the status of filings including, if applicable, major associated issues.

70 TALISMAN ENERGY ANNUAL INFORMATION FORM

H.        Legal

The Audit Committee shall receive periodic reports from the General Counsel on legal matters affecting financial disclosure, including claims, potential claims and changes to legislation.

I.        Investigations and Access to Management

The Audit Committee shall have the authority to direct and to supervise the investigation into any matter brought to its attention within the scope of its duties. It shall establish procedures for the receipt, retention and treatment of (i) complaints the Corporation may receive regarding accounting, internal accounting controls, or auditing matters, and (ii) confidential, anonymous submissions from Corporation employees expressing concern regarding questionable accounting or auditing matters.

The Audit Committee has the authority to engage independent counsel and other advisers having special competencies, as it determines necessary to carry out its duties. The Audit Committee shall determine the appropriate amount of funding the Corporation shall provide for compensation of any such advisors.

In carrying out its responsibilities, the Audit Committee shall have access to such members of the Corporation's management as appropriate, including the persons having responsibility for:

  1.
  insurable risks, foreign currency and interest rate exposure and related derivatives;

  2.
  tax exposures and related reserves;

  3.
  systems security and system integrity recovery plans;

  4.
  compliance with domestic and international regulatory requirements (such as the Corruption of Foreign Public Officials Act and Foreign Corrupt Practices Act) and material legal exposures;

  5.
  plans and actions taken with respect to commodity price hedging;

  6.
  financial accounting; and

  7.
  internal audit.

The Audit Committee shall receive from management copies of any report of a material nature from regulators or government bodies which is relevant to the responsibilities of the Audit Committee set out in this mandate and of management's responses thereto.

J.        General

The Audit Committee shall review corporate policies that are within the scope of the roles and responsibilities specified by these terms of reference prior to submission for approval by the Board; monitor compliance on a regular basis; and ensure these policies are periodically reviewed and kept current.

The Audit Committee shall perform such other duties as may be assigned to it by the Board from time to time or as may be required by applicable law and stock exchange requirements.

In respect of matters within its purview under this mandate and delegation, the Audit Committee shall assist the Board in its oversight of the Corporation's compliance with legal and regulatory requirements.

The Audit Committee shall report to the Board at each regularly scheduled Board meeting next succeeding any Committee meeting.

The Audit Committee shall evaluate its own performance annually.

TALISMAN ENERGY ANNUAL INFORMATION FORM 71